Fourth quarter 2021
Financial statements and review

Equinor fourth quarter 2021 and year end results

Equinor reports record high adjusted earnings of USD 15.0 billion and USD 4.40 billion after tax in the fourth quarter of 2021. IFRS net operating income was USD 13.6 billion and the IFRS net income was USD 3.37 billion.

2021 was characterised by:
- Adjusted earnings after tax of USD 10.0 billion for the full year 2021.
- Increase in oil prices and unprecedented European gas price in second half.
- Strong operational performance and increased annual production of oil and gas by 3.2%[1].
- Continued cost focus and capital discipline.
- Very strong free cash flow of USD 25.0 billion[2] and net debt reduction.
- The Board proposes increasing the fourth quarter quarterly cash dividend to 20 cents per share, increasing the share buy-back programme up to USD 5 billion for 2022, and announce an extraordinary quarterly cash dividend of 20 cents per share for four quarters.

"We are capturing value from high prices for gas and liquids with excellent performance and increased production. This resulted in very strong adjusted earnings after tax for the quarter and the full year. In addition, continued improvements and capital discipline contributes to the strong free cash flow of 25 billion dollars and a significant strengthening of our balance sheet," says Anders Opedal, President and CEO of Equinor ASA.

"In 2021, there was still operational impact from the pandemic, but the markets recovered with high prices, especially in the second half of the year. In Europe the energy prices reached record levels impacting industries and societies. Equinor focused on safe and stable operations as a reliable energy provider. Together with partners and regulators, we took steps to increase the production of piped gas to Europe significantly", says Opedal.

"We continue to invest in profitable projects supporting the energy transition. In the quarter, we took the final investment decision on Dogger Bank C, the third phase of the world's biggest offshore wind farm and announced a divestment of a 10% interest in the project. The plan for development and operation (PDO) for Troll West electrification was approved by the Norwegian authorities, which means that oil can be produced from the prolific Troll- and Fram area with low emissions. We also progressed our renewable project pipeline," says Opedal.

Adjusted earnings [5] were USD 15.0 billion in the fourth quarter, up from USD 0.76 billion in the same period in 2020. Adjusted earnings after tax [5] were USD 4.40 billion, up from negative USD 0.55 billion in the same period last year.

IFRS net operating income was USD 13.6 billion in the fourth quarter, up from negative USD 0.99 billion in the same period in 2020. IFRS net income was USD 3.37 billion in the quarter, compared to negative USD 2.41 billion in the fourth quarter of 2020. Net operating income was positively impacted by higher prices and increased production of gas and liquids. Following the high results for gas derivatives in third quarter, there has been a negative effect when the volumes have been delivered in the European gas market in the fourth quarter. The impairments of USD 1.80 billion in the fourth quarter includes the impairment of USD 1.78 billion related to Mariner in the UK caused by revision of the reserve estimates.

Strong operational performance across all segments in the quarter
All E&P segments benefitted from the higher prices for gas and liquids. Strong operational performance, continued improvement efforts and strict capital discipline supported additional value creation and strong cash flow. Based on the strong financial results for the full year, taxes to be paid from the Norwegian continental shelf in the first half of 2022, relating to the 2021 results, are expected at around USD 12.2 billion.

E&P Norway delivered record earnings based on higher prices and increased gas production and production from new wells and fields, compared to the same quarter last year. With tax payments in the quarter based on previously lower price expectations, E&P Norway contributed significantly to the group cash flow.

E&P International and E&P USA delivered strong results and cash flow, both benefitting from good operations and higher prices in 2021.

---

[1] Adjusted for portfolio measures.

[2] This is a non-GAAP figure. For more information, see Use and reconciliation of non-GAAP financial measures in the Supplementary section in the report.

The Marketing, Midstream and Processing segment results were impacted by negative effects from price risk management of bilateral contracts offsetting gains from prior quarters in 2021. The negative effects were partially offset by strong results from Danske Commodities.

The Renewable segment benefitted from a production increase compared to the same quarter last year with higher availability from offshore wind assets and higher power prices.

Increased production
Equinor delivered a total equity production of 2,158 mboe per day in the fourth quarter, up from 2,043 mboe per day in the same period in 2020. Production from Troll phase 3, Martin Linge and increased production from Johan Sverdrup, as well as solid production efficiency and optimised gas production contributed to the growth.

Equity production of renewable energy for the quarter was 526 GWh, up from 480 GWh for the same period last year, benefitting from the production from the Guanizuil IIA solar plant in Argentina.

In 2021 Equinor completed 21 exploration wells with 8 commercial discoveries and 4 wells were ongoing at year end. Adjusted exploration expenses in the fourth quarter were USD 0.20 billion, compared to USD 1.25 billion in the same quarter of 2020.

The proved reserves replacement ratio (RRR) was 113% in 2021 and a three-year average of 61%. With 5.36 billion barrels in proved reserves, Equinor's reserves to production ratio (R/P) was 7.5 years.

Solid cash flow
Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 18.0 billion for the fourth quarter, compared to USD 3.8 billion for the same period in 2020. Organic capital expenditure [5] was USD 8.1 billion for 2021. At the end of the quarter adjusted net debt to capital employed [3] was negative 0.8%, down from 13.2% in the third quarter of 2021, impacted by lower tax payments in the second half of 2021 based on previously lower price expectations and tax payments deferred to the first half of 2022. Including the lease liabilities according to IFRS 16, the net debt to capital employed [3] was 7.7%.

Stepping up capital distribution
The board of directors proposes to the annual general meeting a cash dividend of USD 0.20 per share for the fourth quarter 2021, an increase from USD 0.18 per share announced for the previous two quarters.

The second tranche of the share buy-back programme for 2021 was completed by 31 January 2022 with a total value of USD 1 billion. For 2021 total share buy-back amounts to USD 1.3 billion.

The board of directors has decided to increase the share buy-back programme for 2022 up to USD 5 billion. This is based on the strong results in 2021, the strength of the balance sheet and the outlook.

The first tranche in 2022 of USD 1 billion commences on 10 February and will end no later than 25 March 2022. Due to the narrow trading window the tranche for the quarter is lower than the proportionate share of the announced share buy-back for the full year of 2022.

The share buy-back programme is expected to be executed when Brent oil prices are in or above the range of 50-60 USD/bbl and Equinor's net debt ratio [3] stays within the communicated ambition of 15-30 % and this is supported by commodity prices. Execution of share buy-backs after the 2022 annual general meeting is subject to a renewed authorization, including renewal of the agreement with the Norwegian State.

In addition, the board proposes an extraordinary cash dividend of USD 0.20 per share, per quarter from fourth quarter 2021 to third quarter 2022. This is based on high commodity prices in the second half of 2021, strong earnings and supportive commodity prices.

All share buyback amounts include shares to be redeemed by the Norwegian State.

Emissions and serious incidents frequency
Average CO2-emissions from Equinor's operated upstream production, on a 100% basis, were 7.0 kg per boe in 2021, compared to 8.0 kg per boe in 2020.

The twelve-month average Serious Incident Frequency (SIF) 2021 was 0.4, down from 0.5 in 2020.

---

[3] This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.

| Quarters | | | Change | | Full year | | |
Q4 2021	Q3 2021	Q4 2020	Q4 on Q4	(in USD million, unless stated otherwise)	2021	2020	Change
13,578	9,567	(989)	N/A	Net operating income/(loss)	**33,663**	(3,423)	N/A
14,989	9,771	756	>100%	Adjusted earnings [5]	**33,486** [1]	3,938	>100%
3,370	1,409	(2,416)	N/A	Net income/(loss)	**8,576**	(5,496)	N/A
4,397	2,777	(554)	N/A	Adjusted earnings after tax [5]	**10,042** [1]	924	>100%
2,158	1,996	2,043	6%	Total equity liquids and gas production (mboe per day) [4]	**2,079**	2,070	0%
75.9	69.2	40.6	87%	Group average liquids price (USD/bbl) [1]	**66.3**	36.5	82%

1) Restated following a change in the policy for adjusted earnings.
For more information, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Capital markets update

Today, Equinor presents its update to the capital markets, focusing on key deliveries:
- Ambition to reduce net group-wide greenhouse gas emissions with 50% by 2030, aiming for 90 percent of this to be delivered as absolute reductions
- Growing cash flow and returns, with a free cash flow before capital distribution of around USD 25 billion in the period 2022-2026[4]
- Return on capital employed (ROACE) of around 14% in the period 2022 to 2030[4]
- Transition on track, expecting more than 50% gross investments[5] in renewables and low carbon solutions by 2030

"Today we set a new ambition and share the progress we have made in delivering an accelerated transition with clear climate ambitions, while growing cash flow and returns. We deliver competitive capital distribution and propose to increase both the dividend, and the share buy-back programme. Equinor stays committed to our focused strategy and continues to deliver in the energy transition building on our strengths and technology leadership – creating value as an early mover and industry shaper," says Opedal.

"We are strengthening our position as a leading company in the energy transition with an ambition of net 50% emission reduction in scope 1 and 2 in our operated assets by 2030. The new ambition is aligned with the Paris agreement and a pathway to limit global warming to 1.5 degree Celsius. This is a significant step that will demand a great effort," says Opedal.

"Equinor has progressed on the focused strategy to optimise within oil and gas, high value growth in renewables and develop new markets in low carbon solutions. We believe our oil and gas portfolio can deliver above USD 40 billion in free cash flow towards 2026[4]. We are on path developing a profitable renewable business. Within low carbon solutions we are developing a broad portfolio, with Northern Lights on track for commercial operations in 2024," says Opedal.

Optimised oil and gas portfolio
Equinor will maintain stable investments in a competitive project portfolio. Major projects coming on stream by the end of 2030 have an average break even below 35 USD/bbl[6] and a pay-back time of around 2.5 years[7,4]. The Norwegian Continental Shelf will continue to be Equinor's backbone, maintaining production and generating significant cash flow towards 2030, building on technology leadership and utilising existing infrastructure. Internationally we are progressing well on our Brazilian portfolio and we expect start-up of the Bacalhau project in 2024.

High value growths within renewables
The project pipeline within renewables is competitive and in line with the ambitions of an installed capacity of 12 – 16 GW[8] by 2030. Equinor's installed equity capacity is 0.7 GW. In 2021 we have farmed down and secured financing on Dogger Bank C, the last phase of the world's largest offshore wind farm in the UK. Equinor has also signed a cooperation agreement with Korean East-West Power for 3 GW of offshore wind projects in South-Korea. Equinor expect project base returns of 4-8% real and remains determined to capture higher equity returns through project financing and farm downs. In 2021 Equinor booked capital gains of USD 1.4 billion from renewables.

New market opportunities in low carbon solutions
The energy transition represents an opportunity for Equinor to leverage its leading position within carbon management and hydrogen, and to develop and grow new value chains and markets. In the first third party carbon transport and storage project Northern Lights,

---

[4] Based on Brent blend 65 USD/bbl, Henry Hub 3.5 USD/mmbtu and European gas price 2022: 22 USD/mmbtu, 2023: 12 USD/mmbtu and 2024 onwards: 7 USD/mmbtu.

[5] Gross capex defined as capex before project financing.

[6] Volume weighted.

[7] Volume weighted average, from production start.

[8] Equinor share, including ownership share in Scatec ASA.

the capabilities, technology and relations with customers, governments and partners are leveraged. By 2035, Equinor's ambition is to develop the capacity to store 15 – 30 million tonnes CO_2 per year and to provide clean hydrogen in 3 – 5 industrial clusters.

Finally, Equinor announces its updated outlook:

- Equinor expects average annual organic capex [5] of around USD 10 billion in 2022 and 2023, and around USD 12 billion for 2024 and 2025
- Equinor expects to deliver around 2% growth in production in 2022

GROUP REVIEW

Fourth quarter 2021

Total equity liquids and gas production [4] was 2,158 mboe per day in the fourth quarter of 2021, compared to 2,043 mboe per day in the fourth quarter of 2020. The increase was mainly due to deferred turnarounds performed in the fourth quarter of 2020 as a result of Covid-19 implications on the Norwegian continental shelf, positive contributions from Martin Linge and Gina Krog in addition to higher flexible gas off-take partially offset by the divestment of an unconventional US onshore asset in the second quarter of 2021 and expected natural decline.

Total entitlement liquids and gas production [3] was 2,012 mboe per day in the fourth quarter of 2021, compared to 1,912 mboe per day in the fourth quarter of 2020. The production was influenced by the factors mentioned above in addition to lower entitlements under production sharing agreements (PSA) [4] as a result of higher prices. The net effect of PSA and US royalties was in total 145 mboe per day in the fourth quarter of 2021 compared to 131 mboe per day in the fourth quarter of 2020.

Q4 2021	Quarters Q3 2021	Q4 2020	Change Q4 on Q4	Condensed income statement under IFRS (unaudited, in USD million)	2021	Full year 2020	Change
32,608	23,264	11,746	>100%	Total revenues and other income	**90,924**	45,818	98%
(11,543)	(9,052)	(5,533)	>100%	Purchases [net of inventory variation]	**(35,160)**	(20,986)	68%
(2,504)	(2,386)	(2,156)	16%	Operating and administrative expenses	**(9,378)**	(9,537)	(2%)
(4,777)	(2,034)	(3,478)	37%	Depreciation, amortisation and net impairment losses	**(11,719)**	(15,235)	(23%)
(206)	(226)	(1,569)	(87%)	Exploration expenses	**(1,004)**	(3,483)	(71%)
13,578	9,567	(989)	N/A	Net operating income/(loss)	**33,663**	(3,423)	N/A
3,370	1,409	(2,416)	N/A	Net income/(loss)	**8,576**	(5,496)	N/A

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 71,213 million at 31 December 2021, compared to USD 78,919 million at 31 December 2020.

Net operating income was positive USD 13,578 million in the fourth quarter of 2021, compared to negative USD 989 million in the fourth quarter of 2020. The increase was mainly due to higher average prices for gas and liquids, partially offset by higher impairments.

In the fourth quarter of 2021, net operating income was negatively impacted by impairments[9] of USD 1,802 million and positively impacted by inventory hedges of USD 346 million. In the fourth quarter of 2020, net operating income was negatively impacted by impairments of USD 1,299 million and inventory hedging effects of USD 315 million.

---

[9] For more information, see note 2 Segments to the Condensed interim financial statements.

Q4 2021	Quarters Q3 2021	Q4 2020	Change Q4 on Q4	Adjusted earnings (in USD million)	2021	Full year 2020	Change
31,836	24,134	11,985	>100%	Adjusted total revenues and other income	**89,088** [1]	45,908	94%
(11,201)	(9,127)	(5,298)	>100%	Adjusted purchases [6]	**(34,930)**	(21,154)	65%
(2,465)	(2,464)	(2,184)	13%	Adjusted operating and administrative expenses	**(9,389)**	(9,159)	3%
(2,979)	(2,565)	(2,495)	19%	Adjusted depreciation, amortisation and net impairment losses	**(10,431)**	(9,520)	10%
(202)	(207)	(1,252)	(84%)	Adjusted exploration expenses	**(852)**	(2,138)	(60%)
14,989	9,771	756	>100%	Adjusted earnings [5]	**33,486** [1]	3,938	>100%
4,397	2,777	(554)	N/A	Adjusted earnings after tax [5]	**10,042** [1]	924	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

1) Restated following a change in the policy for adjusted earnings. For more information, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Adjusted total revenues and other income were USD 31,836 million in the fourth quarter of 2021, compared to USD 11,985 million in the fourth quarter of 2020. The increase was mainly due to significantly higher average prices for gas and liquids in addition to higher gas production.

Adjusted purchases [6] were USD 11,201 million in the fourth quarter of 2021, compared to USD 5,298 million in the fourth quarter of 2020. The increase was mainly due to significantly higher average prices for gas and liquids.

Adjusted operating and administrative expenses were USD 2,465 million in the fourth quarter of 2021, compared to USD 2,184 million in the fourth quarter of 2020. The increase was mainly due to higher operation and maintenance costs. Higher selling, general and administrative expenses in addition to the NOK/USD exchange rate development added to the increase, partially offset by lower transportation costs.

Adjusted depreciation, amortisation and net impairment losses were USD 2,979 million in the fourth quarter of 2021, compared to USD 2,495 million in the fourth quarter of 2020. The increase was mainly due to investments and new fields in production.

Adjusted exploration expenses were USD 202 million in the fourth quarter of 2021, compared to USD 1,252 million in the fourth quarter of 2020. The decrease was mainly due to write-down of previously capitalised well costs same quarter last year, higher portion of exploration expenditure being capitalised this quarter and previously expensed wells being recapitalised due to related projects being matured. Higher drilling and seismic costs partially offset the decrease. For more information, see the table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[10] of USD 1,411 million to net operating income, **Adjusted earnings** [5] were USD 14,989 million in the fourth quarter of 2021, an increase of USD 14,232 million from the fourth quarter of 2020.

Adjusted earnings after tax [5] were USD 4,397 million in the fourth quarter of 2021, which reflects an effective tax rate on adjusted earnings of 70.7%, compared to 173.2% in the fourth quarter of 2020. The change in the effective tax rate was mainly caused by increased adjusted earnings in the fourth quarter of 2021 in entities with lower than average tax rates and in entities without recognised deferred tax assets. This was partially offset by lower effect of uplift deduction in the fourth quarter of 2021 and changes in provision for best estimates for uncertain tax position in the fourth quarter of 2020.

Cash flows provided by operating activities increased by USD 5,808 million compared to the fourth quarter of 2020. The increase was mainly due to higher liquids and gas prices and partially offset by increased tax payments and changes in working capital.

Cash flows used in investing activities increased by USD 5,578 million compared to the fourth quarter of 2020. The increase was mainly due to increased financial investments and decreased proceeds from sale of assets partially offset by increased cash flow from derivatives.

---

[10] For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Cash flows used in financing activities decreased by USD 1,461 million compared to the fourth quarter of 2020. The decrease was mainly due to increase in short term debt partially offset by increased payments of debt and payments related to dividends and the share buy-back programme.

Total cash flows increased by USD 1,690 million compared to the fourth quarter of 2020.

Free cash flow [5] in the fourth quarter of 2021 was USD 8,578 million compared to USD 1,363 million in the fourth quarter of 2020. The increase was mainly due to higher operating cash flow mainly due to higher liquids and gas prices partially offset by increased tax payments, increased payments related to dividends and the share buy-back programme, and decreased proceeds related to sale of assets.

Full year 2021 review

Net operating income was positive USD 33,663 million in the full year of 2021, compared to negative USD 3,423 million in the full year of 2020. The increase was mainly due to higher average prices for gas and liquids in addition to lower net impairments[11].

In the full year of 2021, net operating income was positively impacted by net gains on sale of assets of USD 1,515 million, operational storage effects of USD 231 million and change in fair value of derivatives of USD 146 million. Net impairments of USD 1,440 million partially offset the increase. In the full year of 2020, net operating income was negatively impacted mainly by net impairments of USD 7,049 million and provisions of USD 296 million.

Adjusted total revenues and other income were USD 89,088 million in the full year of 2021 compared to USD 45,908 million in the full year of 2020. The increase was mainly due to significantly higher average prices for gas and liquids.

Adjusted purchases [6] were USD 34,930 million in the full year of 2021 compared to USD 21,154 million in the full year of 2020. The increase was mainly due to significantly higher average prices for gas and liquids.

Adjusted operating and administrative expenses were USD 9,389 million in the full year of 2021, compared to USD 9,159 million in the full year of 2020. The increase was mainly due to the NOK/USD exchange rate development, increased operation and maintenance activities in addition to increased royalties in the E&P International segment. Lower transportation costs caused by lower freight rates on shipping of liquids in addition to lower liquids volumes partially offset the increase.

Adjusted depreciation, amortisation and net impairment losses were USD 10,431 million in the full year of 2021, compared to USD 9,520 million in the full year of 2020. The increase was mainly due to investments, the NOK/USD exchange rate development and new fields in production. The increase was partially offset by increased reserves estimates especially in the E&P International segment and a lower depreciation basis resulting from the divestment of an unconventional US onshore asset in the second quarter of 2021 in the E&P USA segment.

Adjusted exploration expenses were USD 852 million in the full year of 2021, compared to USD 2,138 million in the full year of 2020. The decrease was mainly due to write-down of previously capitalised well costs in 2020, previously expensed wells being recapitalised this year due to related projects being matured on NCS and lower drilling costs. Higher field development and seismic costs partially offset the decrease. For more information, see table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[12] of USD 177 million to net operating income, **Adjusted earnings** [5] were USD 33,486 million in the full year of 2021, an increase of USD 29,548 million compared to the full year of 2020.

Adjusted earnings after tax [5] were USD 10,042 million in the full year of 2021, compared to USD 924 million in the full year of 2020. The effective tax rate on adjusted earnings was 70.0% in the full year of 2021, compared to an effective tax rate of 76.5% in the full year of 2020. The decrease in the effective tax rate was mainly caused by increased adjusted earnings in the full year of 2021 in entities with lower than average tax rates and in entities without recognised taxes. This was partially offset by lower effect of uplift deduction in the full year of 2021 and changes in provision for best estimates for uncertain tax position in the full year of 2020.

Based on adjusted earnings after tax and average capital employed, calculated **return on average capital employed (ROACE)** [5] was 22.7% for the 12-month period ended 31 December 2021 and 1.8% for the 12-month period ended 31 December 2020.

Organic capital expenditures [5] amounted to USD 8.1 billion for the full year 2021. Total capital expenditures were USD 8.5 billion for the full year 2021.

---

[11] For more information, see note 2 Segments to the Condensed interim financial statements.
[12] Restated following a change in the policy for adjusted earnings. For more information on items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Estimated **Proved reserves** at the end of 2021 were 5.356 billion barrels of oil equivalent (boe), a net increase of 96 million boe compared to 5.260 billion boe at the end of 2020.

The increase was mainly due to upward revisions and extensions of net 902 million boe, strongly influenced by the increase in commodity prices in 2021 with a positive effect of approximately 275 million boe. Other net reserves revisions and improved oil recovery (IOR) efforts of approximately 330 million boe and extensions and discoveries of approximately 297 million boe, added to the proved reserves. Sale of reserves of 96 million boe partially offset the increase.

The negative effect of the entitlement production in 2021 was 710 million boe, the same as in 2020.

The reserve replacement ratio (RRR) was 113% in 2021 compared to negative 5% in 2020. The increase in RRR from last year was primarily due to the positive revisions caused by higher prices and additional proved reserves added from new projects sanctioned. The average three-year replacement ratio was 61% at the end of 2021 compared to 95% at the end of 2020.

The RRR measures the estimated proved reserves added to the reserve base, including the effects of sales and purchases, relative to the amount of oil and gas produced.

All numbers are preliminary and including equity accounted entities.

Cash flows provided by operating activities increased by USD 18,430 million compared to the full year of 2020. The increase was mainly due to higher liquids and gas prices and, partially offset by increased tax payments, changes in working capital and increased derivatives payments.

Cash flows used in investing activities increased by USD 4,119 million compared to the full year of 2020. The increase was mainly due to increased financial investments partially offset by increased proceeds from sale of assets.

Cash flows used in financing activities increased by USD 7,827 million compared to the full year of 2020. The increase was mainly due to bonds issued in the first half of 2020 and increased repayment of short-term debt and increased collateral payments, partially offset by increase in short term debt, decreased payments related to the share buy-back programme and decreased dividend paid.

Total cash flows increased by USD 6,483 million compared to the full year of 2020.

Free cash flow [5] for the full year of 2021 was USD 24,985 million, compared to USD 85 million in the full year of 2020. The increase was mainly due to higher operating cash flow mainly due to higher liquids and gas prices, increased proceeds from sale of assets and decreased payments related to dividend and the share buy-back programme partially offset by increased tax payments and increased derivative payments.

OUTLOOK

- **Organic capital expenditures** [5] are estimated at an annual average of around USD 10 billion for 2022-2023 and at an annual average of around USD 12 billion for 2024-2025[13].
- **Production** for 2022 is estimated to be around 2% above 2021 level [7].
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 40 mboe per day for the full year of 2022.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity and the ongoing impact of Covid-19 represent the most significant risks related to the foregoing production guidance. There has been considerable uncertainty created by the Covid-19 pandemic and we are still unable to predict the ultimate impact of this event, including impact on general economic conditions worldwide. Our future financial performance, including cash flow and liquidity, will be impacted by the extent and duration of the current market conditions, the development in realised prices, including price differentials and the effectiveness of actions taken in response to the pandemic. For further information, see section Forward-looking statements.

---

[13] USD/NOK exchange rate assumption of 9.

EXPLORATION & PRODUCTION NORWAY

Fourth quarter 2021 review

Average daily production of liquids and gas increased by 12% to 1,469 mboe per day in the fourth quarter of 2021, compared to 1,314 mboe per day in the fourth quarter of 2020. The increase was mainly due to deferred turnarounds performed in the fourth quarter of 2020 as a result of Covid-19 implications, positive contributions from the new field Martin Linge, effects from a change in short-term strategy for Gina Krog from gas injection to gas export in addition to higher flexible gas off-take, partially offset by expected natural decline.

Q4 2021	Quarters Q3 2021	Q4 2020	Change Q4 on Q4	Income statement under IFRS (in USD million)	2021	Full year 2020	Change
17,669	9,580	3,877	>100%	Total revenues and other income	**39,241**	11,895	>100%
(1,020)	(1,087)	(753)	36%	Operating and administrative expenses	**(3,729)**	(2,829)	32%
(1,722)	(478)	(1,227)	40%	Depreciation, amortisation and net impairment losses	**(4,678)**	(5,546)	(16%)
(69)	(169)	(94)	(26%)	Exploration expenses	**(363)**	(423)	(14%)
14,858	7,846	1,803	>100%	Net operating income/(loss)	**30,471**	3,097	>100%

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 35,304 million at 31 December 2021, compared to USD 37,735 million at 31 December 2020.

Net operating income was USD 14,858 million in the fourth quarter of 2021 compared to USD 1,803 million in the fourth quarter of 2020. The increase was mainly due to higher gas transfer price and liquids price.

In the fourth quarter of 2021, net operating income was positively impacted by unrealised gain on derivatives of USD 81 million, partially offset by net overlifted volumes of USD 32 millon. In the fourth quarter of 2020, net operating income was negatively impacted by impairment of goodwill of USD 41 million.

Adjusted operating and administrative expenses increased mainly due to higher Gassled removal costs, increased maintenance and ramp-up of new fields. The NOK/USD exchange rate development in addition to higher environmental taxes and electricity prices added to the increase, partially offset by reduced transportation costs. Adjusted depreciation, amortisation and net impairment losses increased mainly due to ramp-up of new fields, higher field specific production, investments and the NOK/USD exchange rate development. Adjusted exploration expenses decreased mainly due to higher portion of exploration expenditure being capitalised and previously expensed wells being recapitalised due to related projects being matured, partially offset by higher seismic costs.

After total adjustments of USD 45 million to net operating income, **Adjusted earnings**[5] were USD 14,813 million in the fourth quarter of 2021, compared to USD 1,841 million in the fourth quarter of 2020.

Q4 2021	Quarters Q3 2021	Q4 2020	Change Q4 on Q4	Adjusted earnings (in USD million)	2021	Full year 2020	Change
17,589	9,485	3,891	>100%	Adjusted total revenues and other income	**38,902**	11,962	>100%
(985)	(1,104)	(770)	28%	Adjusted operating and administrative expenses	**(3,667)**	(2,867)	28%
(1,722)	(1,453)	(1,187)	45%	Adjusted depreciation, amortisation and net impairment losses	**(5,780)**	(4,286)	35%
(69)	(168)	(94)	(26%)	Adjusted exploration expenses	**(356)**	(418)	(15%)
14,813	6,760	1,841	>100%	Adjusted earnings/(loss) [5]	**29,099**	4,391	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Full year 2021 review

Net operating income for E&P Norway was USD 30,471 million in the full year of 2021 compared to USD 3,097 million in the full year of 2020. The increase was mainly due to higher gas transfer price and liquids price in addition to net reversal of impairments.

In the full year of 2021, net operating income was positively impacted by net reversal of impairments of USD 1,095 million, unrealised gain on derivatives of USD 145 million and net overlifted volumes of USD 139 million. In the full year of 2020, net operating income was negatively impacted by impairments of USD 1,265 million and underlifted volumes of USD 26 million.

Adjusted operating and administrative expenses increased mainly due to the NOK/USD exchange rate development, higher Gassled removal costs and ramp-up of new fields. Higher environmental taxes, increased maintenance and higher electricity prices added to the increase. Adjusted depreciation, amortisation and net impairment losses increased mainly due to the NOK/USD exchange rate development, ramp-up of new fields, investments and higher field specific production. Decreased proved reserves on several fields and increased depreciation of the asset retirement obligation (ARO) assets added to the increase. Adjusted exploration expenses decreased mainly due to previously expensed wells being recapitalised due to related projects being matured, partially offset by higher field development and seismic costs.

After total adjustments of USD 1,372 million to net operating income, **Adjusted earnings** [5] were USD 29,099 million in the full year of 2021, an increase from USD 4,391 million in the full year of 2020.

EXPLORATION & PRODUCTION INTERNATIONAL

Fourth quarter 2021 review

Average daily equity production of liquids and gas was 339 mboe per day in the fourth quarter of 2021 compared to 340 mboe per day in the fourth quarter of 2020. The flat production development was primarily due to natural decline in mature fields, offset by higher field specific production in Russia.

Average daily entitlement production of liquids and gas was 238 mboe per day in the fourth quarter of 2021 compared to 267 mboe per day in the fourth quarter of 2020. The decrease was mainly due to lower entitlements under production sharing agreements (PSA) as a result of higher prices. The net effects from PSA were 101 mboe per day in the fourth quarter of 2021 compared to 73 mboe per day in the fourth quarter of 2020.

Q4 2021	Quarters Q3 2021	Q4 2020	Change Q4 on Q4	Income statement under IFRS (in USD million)	2021	Full year 2020	Change
1,750	1,283	746	>100%	Total revenues and other income	5,558	3,489	59%
(37)	(6)	(16)	>100%	Purchases [net of inventory variation]	(58)	(72)	(19%)
(410)	(365)	(288)	42%	Operating and administrative expenses	(1,466)	(1,439)	2%
(2,262)	(368)	(588)	>100%	Depreciation, amortisation and net impairment losses	(3,257)	(3,471)	(6%)
(102)	(11)	(1,231)	(92%)	Exploration expenses	(451)	(2,071)	(78%)
(1,060)	534	(1,376)	23%	Net operating income/(loss)	326	(3,565)	N/A

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 16,775 million at 31 December 2021, compared to USD 18,961 million at 31 December 2020.

Net operating income was negative USD 1,060 million in the fourth quarter of 2021 compared to negative USD 1,376 million in the fourth quarter of 2020. The increase was mainly due to lower exploration expenses due to the write-down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project in the fourth quarter of 2020. Higher liquids and gas prices in addition to higher results from associated companies added to the increase, partially offset by higher impairments and decreased entitlement production.

In the fourth quarter of 2021, net operating income was negatively impacted by impairments of USD 1,777 million, relating primarily to the Mariner oil field in the UK. In the fourth quarter of 2020, net operating income was negatively impacted by impairments of USD 229 million.

Adjusted operating and administrative expenses increased mainly due to increased royalties and production fees primarily driven by higher prices. Higher provisions related to future abandonment costs added to the increase. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower entitlement production from mature fields and reduced asset retirement obligation (ARO) estimates, partially offset by investments. Adjusted exploration expenses decreased mainly due to write-down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project in the fourth quarter of 2020.

After total adjustments of USD 1,749 million to net operating income, **Adjusted earnings** [5] were positive USD 688 million in the fourth quarter of 2021, up from negative USD 1,215 million in the fourth quarter of 2020.

| | Quarters | | Change | Adjusted earnings | | Full year | |
Q4 2021	Q3 2021	Q4 2020	Q4 on Q4	(in USD million)	2021	2020	Change
1,700	1,388	705	>100%	Adjusted total revenues and other income	**5,601**	3,295	70%
(37)	(6)	(16)	>100%	Adjusted purchases	**(58)**	(72)	(19%)
(388)	(397)	(317)	22%	Adjusted operating and administrative expenses	**(1,498)**	(1,313)	14%
(484)	(420)	(516)	(6%)	Adjusted depreciation, amortisation and net impairment losses	**(1,670)**	(2,045)	(18%)
(102)	(9)	(1,072)	(90%)	Adjusted exploration expenses	**(350)**	(1,560)	(78%)
688	556	(1,215)	N/A	Adjusted earnings/(loss) [5]	**2,025**	(1,695)	N/A

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Full year 2021 review

Net operating income for E&P International was positive USD 326 million in the full year of 2021, compared to negative USD 3,565 million in the full year of 2020. The increase was mainly due to higher liquids and gas prices in addition to lower exploration expenses due to the write-down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project in the fourth quarter of 2020. Lower depreciation, higher result from associated companies and lower net impairments added to the increase, partially offset by lower entitlement production.

In the full year of 2021, net operating income was negatively impacted by net impairments of USD 1,688 million. In the full year of 2020, net operating income was negatively impacted by net impairments of USD 1,933 million.

Adjusted operating and administrative expenses increased mainly due to increased royalties and production fees primarily driven by higher prices. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to increased reserves estimates, lower entitlement production from mature fields and reduced asset retirement obligation (ARO) estimates. Investments and higher field specific production partially offset the decrease. Adjusted exploration expenses decreased mainly due to write-down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project in 2020 in addition to lower drilling and other costs. A lower portion of exploration expenditure being capitalised in the full year of 2021 partially offset the decrease.

After total adjustments of USD 1,698 million to net operating income, **Adjusted earnings** [5] were positive USD 2,025 million in the full year of 2021, up from negative USD 1,695 million in the full year of 2020.

EXPLORATION & PRODUCTION USA

Fourth quarter 2021 review

Average daily equity production of liquids and gas was 350 mboe per day in the fourth quarter of 2021 compared to 390 mboe per day in the fourth quarter of 2020. The decrease was mainly due to divestment of an unconventional US onshore asset in the second quarter of 2021 partially offset by higher US offshore production due to less weather downtime.

Average daily entitlement production of liquids and gas decreased to 306 mboe per day in the fourth quarter of 2021 compared to 332 mboe per day in the fourth quarter of 2020. The production was influenced by the factors mentioned above in addition to lower entitlements due to US royalties which has been impacted by a divestment of an unconventional US onshore asset in the second quarter of 2021. The net effect of US royalties was in total 44 mboe per day in the fourth quarter of 2021 compared to 58 mboe per day in the fourth quarter of 2020.

Q4 2021	Quarters Q3 2021	Q4 2020	Change Q4 on Q4	Income statement under IFRS (in USD million)	2021	Full year 2020	Change
1,302	886	644	>100%	Total revenues and other income	**4,149**	2,615	59%
(232)	(222)	(305)	(24%)	Operating and administrative expenses	**(1,076)**	(1,313)	(18%)
(486)	(374)	(653)	(26%)	Depreciation, amortisation and net impairment losses	**(1,733)**	(3,824)	(55%)
(34)	(46)	(244)	(86%)	Exploration expenses	**(190)**	(990)	(81%)
550	244	(559)	N/A	Net operating income/(loss)	**1,150**	(3,512)	N/A

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 11,406 million at 31 December 2021, compared to USD 12,586 million at 31 December 2020.

Net operating income was positive USD 550 million in the fourth quarter of 2021 compared to negative USD 559 million in the fourth quarter of 2020. The increase was mainly due to lower impairments and higher commodity prices.

In the fourth quarter of 2021, net operating income was negatively impacted by impairments of USD 33 million, relating to the reduction in the reservoir performance for an unconventional asset. In the fourth quarter of 2020, net operating income was negatively impacted by net impairments of USD 369 million, with the largest effect from unconventional US onshore assets.

Adjusted operating and administrative expenses decreased mainly due to the divestment of an unconventional US onshore asset in the second quarter of 2021. Adjusted depreciation, amortisation and net impairment losses increased mainly due to higher production in the US offshore assets, partially offset by increased proved reserves estimates. Adjusted exploration expenses decreased mainly due to a higher portion of exploration expenditure being capitalised and a lower portion of exploration expenditure capitalised in earlier years being expensed this quarter.

After total adjustments of USD 37 million to net operating income, **Adjusted earnings** [5] were positive USD 587 million in the fourth quarter of 2021, up from negative USD 172 million in the fourth quarter of 2020.

Q4 2021	Quarters Q3 2021	Q4 2020	Change Q4 on Q4	Adjusted earnings (in USD million)	2021	Full year 2020	Change
1,302	886	644	>100%	Adjusted total revenues and other income	**4,149**	2,615	59%
(228)	(206)	(287)	(20%)	Adjusted operating and administrative expenses	**(1,041)**	(1,263)	(18%)
(456)	(362)	(442)	3%	Adjusted depreciation, amortisation and net impairment losses	**(1,664)**	(1,886)	(12%)
(30)	(30)	(87)	(65%)	Adjusted exploration expenses	**(146)**	(161)	(9%)
587	288	(172)	N/A	Adjusted earnings/(loss) [5]	**1,297**	(696)	N/A

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Full year 2021 review

Net operating income for E&P USA was positive USD 1,150 million in the full year of 2021 compared to negative USD 3,512 million in the full year of 2020. The increase was mainly due to higher liquids and gas prices and lower net impairments.

In the full year of 2021, net operating income was negatively impacted by net impairments of USD 112 million relating to the US offshore leaseholds, changes to commodity prices assumptions, reduced reservoir performance and reduced fair value related to an asset held for sale in the first quarter of 2021. In the full year of 2020, net operating income was negatively impacted by net impairments of USD 2,760 million, mainly due to reduced price assumptions with the largest effect being on an unconventional US onshore asset.

Adjusted operating and administrative expenses decreased mainly due to lower activity for unconventional US onshore assets in addition to the divestment of an unconventional US onshore asset in the second quarter of 2021. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation basis resulting from the divestment of an unconventional US onshore asset in the second quarter of 2021. Adjusted exploration expenses decreased mainly due to lower drilling costs, partially offset by higher field development costs.

After total adjustments of USD 147 million to net operating income. **Adjusted earnings** [5] were positive USD 1,297 million in the full year of 2021, up from negative USD 696 million in the full year of 2020.

MARKETING, MIDSTREAM & PROCESSING

Fourth quarter 2021 review

Natural gas sales volumes amounted to 16.7 billion standard cubic meters (bcm) in the fourth quarter of 2021, up 1.7 bcm compared to the fourth quarter of 2020. Of the total gas sales in the fourth quarter of 2021, entitlement gas was 14.8 bcm, up 1.7 bcm from the fourth quarter of 2020. The increase was mainly due to higher E&P Norway volumes.

Liquids sales volumes amounted to 196.0 million barrels (mmbl) in the fourth quarter of 2021, up by 11.9 mmbl compared to the fourth quarter of 2020 mainly due to increased purchase from third party and E&P Norway, partially offset by decreased volumes from E&P International equity production.

Average invoiced European natural gas sales price was 471% higher compared to the fourth quarter of 2020 due to lower supply into Europe. **Average invoiced North American piped gas sales price** increased by 150% in the same period mainly due to increased Henry Hub price driven by high demand for power and LNG. However, in the later part of December 2021 an upswing in production coupled with high temperatures negatively impacted the sales prices.

| | Quarters | | Change | Income statement under IFRS | | Full year | |
Q4 2021	Q3 2021	Q4 2020	Q4 on Q4	(in USD million)	2021	2020	Change
31,811	22,787	11,601	>100%	Total revenues and other income	**87,368**	44,945	94%
(30,959)	(20,290)	(10,273)	>100%	Purchases [net of inventory variation] [6]	**(80,873)**	(38,072)	>100%
(1,106)	(1,003)	(1,062)	4%	Operating and administrative expenses	**(4,276)**	(5,060)	(16%)
(74)	(570)	(745)	(90%)	Depreciation, amortisation and net impairment losses	**(1,079)**	(1,453)	(26%)
(327)	924	(480)	32%	Net operating income/(loss)	**1,141**	359	>100%

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 3,133 million at 31 December 2021, compared to USD 4,459 million at 31 December 2020.

Net operating income was negative USD 327 million in the fourth quarter of 2021 compared to negative USD 480 million in the fourth quarter of 2020. The increase was mainly due to improved results from refineries and strong results from Danske Commodities, offset by negative effects from price risk management of bilateral contracts offsetting gains from prior quarters in 2021.

In the fourth quarter of 2021, net operating income was positively impacted by inventory hedging effects of USD 346 million, other income of USD 167 million related to disposal of refinery asset and unrealised gain on derivatives of USD 128 million. In the fourth quarter of 2020, net operating income was negatively impacted by impairments of USD 638 million mostly related to refinery assets and inventory hedging effects of USD 315 million, partially offset by unrealised gain on derivatives of USD 50 million.

Adjusted purchases [6] increased mainly due to higher prices for both gas and liquids in addition to higher volumes. Adjusted operating and administrative expenses increased mainly due to higher electricity prices and environmental taxes at the operating plants, partially offset by lower transportation costs caused by lower freight rates on shipping of liquids. Adjusted depreciation, amortisation and net impairment losses decreased slightly.

After total adjustments of USD 680 million to net operating income, **Adjusted earnings** [5] were negative USD 1,007 million in the fourth quarter of 2021, compared to positive USD 352 million in the fourth quarter of 2020.

Q4 2021	Quarters Q3 2021	Q4 2020	Change Q4 on Q4	Adjusted earnings (in USD million)	2021	Full year 2020	Change
31,171	23,650	11,866	>100%	Adjusted total revenues and other income	**87,213**	45,158	93%
(30,956)	(20,332)	(10,342)	>100%	Adjusted purchases [6]	**(81,104)**	(37,944)	>100%
(1,139)	(1,047)	(1,064)	7%	Adjusted operating and administrative expenses	**(4,363)**	(4,816)	(9%)
(82)	(84)	(107)	(23%)	Adjusted depreciation, amortisation and net impairment losses	**(361)**	(394)	(8%)
(1,007)	2,187	352	N/A	Adjusted earnings [5]	**1,386**	2,004	(31%)

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Full year 2021 review

Net operating income for MMP was USD 1,141 million in the full year of 2021 compared to USD 359 million in the full year of 2020. The increase was mainly due to significant positive impact from gas derivatives, higher results from liquids trading, lower impairments and improved processing margins, partially offset by the outage at the Hammerfest LNG plant due to shutdown.

In the full year of 2021, net operating income was negatively impacted by impairments of USD 718 million related to refinery assets. Operational storage effects of USD 231 million and other income of USD 167 million related to disposal of refinery asset partially offset the decrease. In the full year of 2020, net operating income was negatively impacted by impairments of USD 1,060 million mostly related to refinery assets and higher provisions of USD 245 million. Inventory hedging effects of USD 224 million and operational storage effects of USD 127 million added to the decrease.

Adjusted purchases [6] increased mainly due to higher prices for both gas and liquids, partially offset by lower volumes for liquids. Adjusted operating and administrative expenses decreased mainly due to significantly lower transportation costs caused by lower freight rates on shipping of liquids in addition to lower liquids volumes. Higher electricity prices and environmental taxes at the operating plants partially offset the decrease. Adjusted depreciation, amortisation and net impairment decreased slightly.

After total adjustments of USD 245 million to net operating income, **Adjusted earnings** [5] were USD 1,386 million in the full year of 2021, a decrease from USD 2,004 million in the full year of 2020.

RENEWABLES

As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment "Other". The change has its basis in the increased strategic importance of the renewable business for Equinor and that the information is regarded useful for the readers of the financial statements.

As from the third quarter of 2021, Equinor has decided to change its policy for how gains and/or losses from sales of assets are presented in adjusted earnings for the Renewables segment. Equinor applies a consistent presentation policy across the reporting segments for its Renewables, upstream and midstream activities. Gains and/or losses from sales of assets are excluded from the adjusted earnings performance measure for all segments. The policy has been retrospectively applied in 2021 in the adjusted earnings table below but with no impact on the comparable numbers for 2020.

Fourth quarter 2021 review

Power generation[14] was 526 GWh in the fourth quarter of 2021, compared to 480 GWh in the fourth quarter of 2020. The increase was mainly due to start-up of production from the Guanizuil IIA solar plant in Argentina.

Q4 2021	Quarters Q3 2021	Q4 2020	Change Q4 on Q4	Income statement under IFRS (in USD million)	2021	Full year 2020	Change
21	7	34	(37%)	Total revenues and other income	**1,411**	181	>100%
(58)	(33)	(93)	(38%)	Operating and administrative expenses	**(163)**	(215)	(24%)
(1)	(1)	(1)	24%	Depreciation, amortisation and net impairment losses	**(3)**	(1)	>100%
(38)	(27)	(60)	37%	Net operating income/(loss)	**1,245**	(35)	N/A

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 1,262 million at 31 December 2021, compared to USD 1,023 million at 31 December 2020.

Net operating income was negative USD 38 million in the fourth quarter of 2021 compared to negative USD 60 million in the fourth quarter of 2020. The increase was mainly due to higher results from equity accounted investments in operation driven by higher power prices in addition to reduced project development costs related to the Empire Wind and Beacon Wind assets following the farm-down of 50% of the owner share in the first quarter of 2021. Increased business development costs driven by higher activity level in the US, the UK and in Asia partially offset the increase.

Adjusted operating and administrative expenses decreased mainly due to changed consolidation method for the Empire Wind and Beacon Wind assets, partially offset by increased business development costs driven by higher activity level in the US, the UK and in Asia. Adjusted depreciation, amortisation and net impairment losses were slightly up due to depreciation of certain water permits acquired in 2021.

After total adjustments of zero to net operating income, **Adjusted earnings** [5] were negative USD 38 million in the fourth quarter of 2021 compared to negative USD 59 million in the fourth quarter of 2020.

---

[14] Equinor share.

Q4 2021	Quarters Q3 2021	Q4 2020	Change Q4 on Q4	Adjusted earnings (in USD million)	2021	Full year 2020	Change
21	6	35	(40%)	Adjusted total revenues and other income	**30** [1]	184	(84%)
(58)	(33)	(93)	(38%)	Adjusted operating and administrative expenses	**(163)**	(215)	(24%)
(1)	(1)	(1)	24%	Adjusted depreciation, amortisation and net impairment losses	**(3)**	(1)	>100%
(38)	(28)	(59)	36%	Adjusted earnings [5]	**(136)**[1]	(32)	>(100%)

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

1) Restated following a change in the policy for adjusted earnings. For more information, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Full year 2021 review

Net operating income was positive USD 1,245 million in the full year of 2021 compared to negative USD 35 million in the full year of 2020. The increase was mainly due to gain on divestments completed in the first quarter of 2021 of around USD 1.4 billion. Higher net income from equity accounted investments related to assets in production added to the increase. Lower net income from equity accounted investments related to assets under development in addition to increased business development costs driven by higher activity level in the US, the UK and in Asia partially offset the increase.

Adjusted operating and administrative expenses decreased mainly due to changed consolidation method for the Empire Wind and Beacon Wind assets, partially offset by increased business development costs driven by higher activity level in the US, the UK and in Asia. Adjusted depreciation, amortisation and net impairment losses were slightly up due to depreciation of certain water permits acquired in 2021.

After total adjustments[15] of USD 1,381 million to net operating income, **Adjusted earnings** [5] were negative USD 136 million in the full year of 2021 compared to negative USD 32 million in the full year of 2020.

---

[15] Restated following a change in the policy for adjusted earnings. For more information, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

CONDENSED INTERIM FINANCIAL STATEMENTS

Fourth quarter 2021

CONSOLIDATED STATEMENT OF INCOME

Q4 2021	Q3 2021	Q4 2020	(unaudited, in USD million)	Note	2021	2020*
	Quarters				Full year	
32,125	23,111	11,876	Revenues	2	88,744	45,753
138	75	(137)	Net income/(loss) from equity accounted investments		259	53
345	79	7	Other income	3	1,921	12
32,608	23,264	11,746	Total revenues and other income	2	90,924	45,818
(11,543)	(9,052)	(5,533)	Purchases [net of inventory variation]		(35,160)	(20,986)
(2,281)	(2,241)	(2,005)	Operating expenses		(8,598)	(8,831)
(222)	(145)	(151)	Selling, general and administrative expenses		(780)	(706)
(4,777)	(2,034)	(3,478)	Depreciation, amortisation and net impairment losses	6	(11,719)	(15,235)
(206)	(226)	(1,569)	Exploration expenses		(1,004)	(3,483)
(19,030)	(13,698)	(12,735)	Total operating expenses	2	(57,261)	(49,241)
13,578	9,567	(989)	Net operating income/(loss)	2	33,663	(3,423)
(299)	(308)	(326)	Interest expenses and other financial expenses		(1,223)	(1,392)
(143)	(228)	(84)	Other financial items		(857)	556
(443)	(536)	(410)	Net financial items	4	(2,080)	(836)
13,135	9,031	(1,400)	Income/(loss) before tax		31,583	(4,259)
(9,765)	(7,622)	(1,016)	Income tax	5	(23,007)	(1,237)
3,370	1,409	(2,416)	Net income/(loss)		8,576	(5,496)
3,368	1,406	(2,421)	Attributable to equity holders of the company		8,563	(5,510)
2	3	6	Attributable to non-controlling interests		14	14
1.04	0.43	(0.75)	Basic earnings per share (in USD)		2.64	(1.69)
1.04	0.43	(0.75)	Diluted earnings per share (in USD)		2.63	(1.69)
3,238	3,245	3,247	Weighted average number of ordinary shares outstanding (in millions)		3,245	3,269
3,249	3,255	3,257	Weighted average number of ordinary shares outstanding diluted (in millions)		3,254	3,277

* Audited

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q4 2021	Quarters Q3 2021	Q4 2020	(unaudited, in USD million)	Full year 2021	Full year 2020*
3,370	1,409	(2,416)	Net income/(loss)	8,576	(5,496)
(114)	37	(303)	Actuarial gains/(losses) on defined benefit pension plans	147	(106)
26	(11)	75	Income tax effect on income and expenses recognised in OCI[1]	(35)	19
(88)	26	(228)	Items that will not be reclassified to the Consolidated statement of income	111	(87)
(374)	(751)	2,798	Foreign currency translation effects	(1,052)	1,064
(374)	(751)	2,798	Items that may be subsequently reclassified to the Consolidated statement of income	(1,052)	1,064
(462)	(725)	2,570	Other comprehensive income/(loss)	(940)	977
2,908	684	154	Total comprehensive income/(loss)	7,636	(4,519)
2,906	681	149	Attributable to the equity holders of the company	7,622	(4,533)
2	3	6	Attributable to non-controlling interests	14	14

* Audited

1) Other comprehensive income (OCI).

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	Note	At 31 December 2021	At 30 September 2021	At 31 December 2020*
ASSETS				
Property, plant and equipment[1]	6	**62,075**	65,813	68,508
Intangible assets	6	**6,452**	6,763	8,149
Equity accounted investments		**2,686**	2,456	2,262
Deferred tax assets		**6,259**	5,500	4,974
Pension assets		**1,449**	1,538	1,310
Derivative financial instruments		**1,265**	1,295	2,476
Financial investments		**3,346**	3,464	4,083
Prepayments and financial receivables	7	**1,087**	1,346	861
Total non-current assets		**84,618**	88,176	92,623
Inventories		**3,395**	2,994	3,084
Trade and other receivables		**17,927**	11,695	8,232
Derivative financial instruments		**5,131**	5,962	886
Financial investments		**21,246**	15,032	11,865
Cash and cash equivalents		**14,126**	13,815	6,757
Total current assets		**61,826**	49,498	30,824
Assets classified as held for sale	3	**676**	850	1,362
Total assets		**147,120**	138,523	124,809
EQUITY AND LIABILITIES				
Shareholders' equity		**39,010**	37,018	33,873
Non-controlling interests		**14**	16	19
Total equity		**39,024**	37,034	33,892
Finance debt	4	**27,404**	27,832	29,118
Lease liabilities		**2,449**	2,632	3,220
Deferred tax liabilities		**14,037**	14,999	11,224
Pension liabilities		**4,403**	4,350	4,292
Provisions and other liabilities[1]	7	**19,899**	20,704	22,568
Derivative financial instruments		**767**	700	676
Total non-current liabilities		**68,959**	71,217	71,097
Trade, other payables and provisions		**14,310**	11,157	10,510
Current tax payable	5	**13,119**	8,305	1,148
Finance debt	4	**5,273**	2,963	4,591
Lease liabilities		**1,113**	1,123	1,186
Dividends payable		**582**	583	357
Derivative financial instruments		**4,609**	5,688	1,710
Total current liabilities		**39,005**	29,819	19,502
Liabilities directly associated with the assets classified as held for sale	3	**132**	453	318
Total liabilities		**108,096**	101,489	90,917
Total equity and liabilities		**147,120**	138,523	124,809

* Audited

1) Restated 2020 figure due to a policy change affecting ARO, see note 1 Organisation and basis of preparation and note 7 Provisions, commitments, contingent liabilities and contingent assets

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Share-holders' equity	Non-controlling interests	Total equity
At 31 December 2019*	1,185	7,732	37,481	(5,258)	**41,139**	20	**41,159**
Net income/(loss)			(5,510)		**(5,510)**	14	**(5,496)**
Other comprehensive income/(loss)			(87)	1,064	**977**		**977**
Total comprehensive income/(loss)							**(4,519)**
Dividends			(1,833)		**(1,833)**		**(1,833)**
Share buy-back	(21)	(869)			**(890)**		**(890)**
Other equity transactions		(11)	0		**(11)**	(15)	**(25)**
At 31 December 2020	1,164	6,852	30,050	(4,194)	**33,873**	19	**33,892**
At 31 December 2020*	1,164	6,852	30,050	(4,194)	**33,873**	19	**33,892**
Net income/(loss)			8,563		**8,563**	14	**8,576**
Other comprehensive income/(loss)			111	(1,052)	**(940)**		**(940)**
Total comprehensive income/(loss)							**7,636**
Dividends			(2,041)		**(2,041)**		**(2,041)**
Share buy-back[1]	0	(429)			**(429)**		**(429)**
Other equity transactions		(15)	0		**(15)**	(18)	**(33)**
At 31 December 2021	**1,164**	**6,408**	**36,683**	**(5,245)**	**39,010**	**14**	**39,024**

* Audited

1) In July 2021 Equinor launched the first tranche of around USD 300 million of the new share buy-back programme, for 2021, totalling USD 600 million. In October 2021 Equinor announced an increase in the second tranche of the new share buy-back programme, from initially USD 300 million to USD 1 000 million. For the first tranche Equinor entered into an irrevocable agreement with a third party for up to USD 99 million of shares to be purchased in the open market, while for the second tranche a similar irrevocable agreement with a third party was entered into for up to USD 330 million of shares to be purchased in the open market. For the first tranche around USD 201 million, and for the second tranche around USD 670 million worth of shares from the Norwegian State will in accordance with an agreement with the Ministry of Petroleum and Energy be redeemed at the next annual general meeting in May 2022, in order for the Norwegian State to maintain their ownership percentage in Equinor.

The first order in the open market was concluded in September 2021. The second order in the open market was concluded in January 2022. As of 31 December, USD 99 million order from the first trance has been acquired in the open market and the full amount has been settled, while USD 232 million of the USD 330 million second order has been acquired in the open market, of which USD 222 million has been settled.

Due to the irrevocable agreement with the third party, both the first and second order in the open market, in total USD 429 million, has been recognised as a reduction in equity as treasury shares. The remaining order of the second tranche has been accrued for and along with acquired shares not settled, classified as Trade, other payables and provisions. The recognition of the State's share will be deferred until the decision at the annual general meeting in May 2022.

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters				Note	Full year	
Q4 2021	Q3 2021	Q4 2020	(unaudited, in USD million)		2021	2020*
13,135	9,031	(1,400)	Income/(loss) before tax		31,583	(4,259)
4,777	2,034	3,478	Depreciation, amortisation and net impairment losses	6	11,719	15,235
2	81	1,284	Exploration expenditures written off		171	2,506
68	(88)	491	(Gains)/losses on foreign currency transactions and balances	4	(47)	646
(156)	5	20	(Gains)/losses on sale of assets and businesses	3	(1,519)	18
684	(235)	168	(Increase)/decrease in other items related to operating activities[1]		106	918
(315)	107	(5)	(Increase)/decrease in net derivative financial instruments		539	(451)
5	13	12	Interest received		96	162
(212)	(146)	(204)	Interest paid		(698)	(730)
17,988	10,801	3,843	Cash flows provided by operating activities before taxes paid and working capital items		41,950	14,045
(6,658)	(1,503)	(393)	Taxes paid		(8,588)	(3,134)
(3,180)	(1,260)	(1,107)	(Increase)/decrease in working capital		(4,546)	(524)
8,151	8,039	2,343	Cash flows provided by operating activities		28,816	10,386
0	0	0	Cash used in business combinations[2]	3	(111)	0
(2,225)	(1,917)	(2,504)	Capital expenditures and investments		(8,040)	(8,476)
(6,387)	(39)	(538)	(Increase)/decrease in financial investments[3]		(9,951)	(3,703)
151	218	(288)	(Increase)/decrease in derivatives financial instruments		(1)	(620)
189	(24)	218	(Increase)/decrease in other interest-bearing items		28	202
72	(47)	490	Proceeds from sale of assets and businesses	3	1,864	505
(8,200)	(1,808)	(2,623)	Cash flows used in investing activities		(16,211)	(12,092)
0	0	0	New finance debt		0	8,347
(1,250)	0	(750)	Repayment of finance debt[4]		(2,675)	(2,055)
(319)	(309)	(316)	Repayment of lease liabilities[4]		(1,238)	(1,277)
(565)	(488)	(292)	Dividends paid		(1,797)	(2,330)
(222)	(99)	(0)	Share buy-back		(321)	(1,059)
2,713	(1,191)	254	Net current finance debt and other financing activities		1,195	1,365
357	(2,087)	(1,104)	Cash flows provided by/(used in) financing activities		(4,836)	2,991
307	4,143	(1,383)	Net increase/(decrease) in cash and cash equivalents		7,768	1,285
(106)	(262)	296	Effect of exchange rate changes on cash and cash equivalents		(538)	294
13,785	9,904	7,844	Cash and cash equivalents at the beginning of the period (net of overdraft)		6,757	5,177
13,987	13,785	6,757	Cash and cash equivalents at the end of the period (net of overdraft)[5]		13,987	6,757

* Audited
1) Full year 2021 includes redetermination settlement for the Agbami field. For more information see note 7 Provisions, commitments, contingent liabilities and contingent assets.
2) Net after cash and cash equivalents acquired.
3) Includes sale of Lundin shares in the second quarter of 2020.
4) Repayment of lease liabilities are separated from the line item Repayment of finance debt and 2020 has been reclassified.
5) At 31 December 2021 cash and cash equivalents included a net overdraft of USD 140 million. At 31 December 2020 cash and cash equivalents net overdraft were zero.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities

Equinor ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group's (Equinor's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All of Equinor's oil and gas activities and net assets on the Norwegian continental shelf are owned by Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Following changes in Equinor's internal reporting to management, the composition of Equinor's operating and reporting segments changed as of the first quarter 2021. Segment information for prior periods has been reclassified to align with the new segment presentation. Certain further changes to Equinor's operating segments took effect on 1 June 2021, but this had no material impact on the reporting segments, and no reclassifications were required. For more information, see note 2 Segments to these condensed interim financial statements.

Equinor's condensed interim financial statements for the fourth quarter of 2021 were authorised for issue by the board of directors on 8 February 2022.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2020. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these condensed interim financial statements is included in Equinor's Consolidated annual financial statements for 2020.

With effect from 1 October 2021, Equinor changed its discount rate used in calculation of the Asset retirement obligations (ARO) so that this no longer includes an element covering Equinor's own credit risk. This voluntary accounting policy change is made because the credit element's exclusion from the discount rate in estimating the ARO liability is deemed to better represent the risks specific to the ARO liability. The change increases the amounts of ARO liabilities and the ARO elements of property, plant and equipment materially, and prior periods' balance sheet amounts have been restated. In the income statement, the effects of this policy change are immaterial, hence no restatements have been performed. Further details concerning the restatement are included in note 7.

There have been no other changes to the significant accounting policies during 2021 compared to the Consolidated annual financial statements for 2020. When determining fair value, there have been no changes to the valuation techniques or -models and Equinor applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the annual financial statements for 2020.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

As from 1 June 2021 Equinor's operations are managed through the following operating segments (business areas): Exploration & Production Norway (EPN), Exploration & Production International (EPI), Exploration & Production USA (EPIUSA), Marketing, Midstream & Processing (MMP), Renewables (REN), Projects, Drilling and Procurement (PDP) and Technology, Digital & Innovation (TDI) and Corporate staff and functions.

The main change in the organisational corporate structure compared to previous periods is that the operating segment Development & Production Brazil is merged into the operating segment Exploration & Production International. In addition, the operating segment Exploration is divided and merged into Exploration & Production Norway, Exploration & Production International and Exploration & Production USA. Global Strategy & Business development is divided and merged into the functions for Chief Financial Officer and Safety, Security and Sustainability. The operating segment Technology, Projects & Drilling is split into Technology, Digital & Innovation and Projects, Drilling & Procurement. The new organisational corporate structure has not resulted in any changes in the reportable segments.

The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) consist of the business areas EPN, EPI, EPIUSA, MMP and REN respectively. The operating segments, PDP, TDI and corporate staffs and functions are aggregated into the reporting segment "Other" due to the immateriality of these operating segments. The majority of the costs within the operating segments PDP and TDI are allocated to the E&P Norway, E&P International, E&P USA, MMP and REN reporting segments.

The changes do not have a material effect on comparable figures.

As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment "Other". The new reporting structure has been applied retrospectively with comparable figures reclassified. The change has its basis in the increased strategic importance of the renewable business for Equinor and that the information is regarded useful for the readers of the financial statements.

Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products, are eliminated in the Eliminations column below. Inter-segment revenues are based upon estimated market prices.

The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item Additions to PP&E, intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenues in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period's allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Fourth quarter 2021 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	130	359	78	31,736	4	163	0	32,470
Revenues inter-segment	17,539	1,280	1,224	72	(0)	1	(20,116)	0
Net income/(loss) from equity accounted investments	0	111	0	3	17	6	0	138
Total revenues and other income	17,669	1,750	1,302	31,811	21	170	(20,116)	32,608
Purchases [net of inventory variation]	(0)	(37)	0	(30,959)	(0)	(0)	19,452	(11,543)
Operating, selling, general and administrative expenses	(1,020)	(410)	(232)	(1,106)	(58)	(2)	324	(2,504)
Depreciation, amortisation and net impairment losses	(1,722)	(2,262)	(486)	(74)	(1)	(233)	0	(4,777)
Exploration expenses	(69)	(102)	(34)	0	0	0	0	(206)
Total operating expenses	(2,812)	(2,811)	(752)	(32,138)	(59)	(235)	19,776	(19,030)
Net operating income/(loss)	14,858	(1,060)	550	(327)	(38)	(65)	(340)	13,578
Additions to PP&E, intangibles and equity accounted investments	1,303	559	179	75	96	30	(0)	2,243

Third quarter 2021 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	70	246	78	22,700	1	94	0	23,190
Revenues inter-segment	9,511	975	808	83	0	2	(11,379)	0
Net income/(loss) from equity accounted investments	(1)	61	0	3	6	5	0	75
Total revenues and other income	9,580	1,283	886	22,787	7	102	(11,379)	23,264
Purchases [net of inventory variation]	0	(6)	(0)	(20,290)	0	(1)	11,245	(9,052)
Operating, selling, general and administrative expenses	(1,087)	(365)	(222)	(1,003)	(33)	156	168	(2,386)
Depreciation, amortisation and net impairment losses	(478)	(368)	(374)	(570)	(1)	(244)	0	(2,034)
Exploration expenses	(169)	(11)	(46)	0	0	0	0	(226)
Total operating expenses	(1,733)	(749)	(642)	(21,862)	(34)	(89)	11,412	(13,698)
Net operating income/(loss)	7,846	534	244	924	(27)	13	33	9,567
Additions to PP&E, intangibles and equity accounted investments	1,121	443	174	49	74	144	(0)	2,005

Fourth quarter 2020 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN[1]	Other[1]	Eliminations	Total
Revenues third party, other revenue and other income	58	143	83	11,519	13	67	0	11,883
Revenues inter-segment	3,819	771	561	77	0	1	(5,229)	0
Net income/(loss) from equity accounted investments	0	(168)	0	5	21	5	0	(137)
Total revenues and other income	3,877	746	644	11,601	34	73	(5,229)	11,746
Purchases [net of inventory variation]	(0)	(16)	(0)	(10,273)	0	0	4,756	(5,533)
Operating, selling, general and administrative expenses	(753)	(288)	(305)	(1,062)	(93)	176	170	(2,156)
Depreciation, amortisation and net impairment losses	(1,227)	(588)	(653)	(745)	(1)	(263)	0	(3,478)
Exploration expenses	(94)	(1,231)	(244)	0	0	0	0	(1,569)
Total operating expenses	(2,074)	(2,123)	(1,202)	(12,081)	(94)	(88)	4,926	(12,735)
Net operating income/(loss)	1,803	(1,376)	(559)	(480)	(60)	(14)	(303)	(989)
Additions to PP&E, intangibles and equity accounted investments	1,340	1,027	123	47	19	258	0	2,814

1) Reclassified

Full year 2021 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	269	1,113	377	87,025	1,394	485	0	90,665
Revenues inter-segment	38,972	4,230	3,771	321	0	5	(47,300)	0
Net income/(loss) from equity accounted investments	(0)	214	0	22	16	7	0	259
Total revenues and other income	39,241	5,558	4,149	87,368	1,411	497	(47,300)	90,924
Purchases [net of inventory variation]	(0)	(58)	(0)	(80,873)	(0)	(1)	45,773	(35,160)
Operating, selling, general and administrative expenses	(3,729)	(1,466)	(1,076)	(4,276)	(163)	264	1,066	(9,378)
Depreciation, amortisation and net impairment losses	(4,678)	(3,257)	(1,733)	(1,079)	(3)	(970)	0	(11,719)
Exploration expenses	(363)	(451)	(190)	0	0	0	0	(1,004)
Total operating expenses	(8,770)	(5,232)	(2,999)	(86,227)	(166)	(707)	46,839	(57,261)
Net operating income/(loss)	30,471	326	1,150	1,141	1,245	(210)	(461)	33,663
Additions to PP&E, intangibles and equity accounted investments	5,101	1,828	690	221	455	212	(0)	8,506
Balance sheet information								
Equity accounted investments	3	1,417	0	113	1,108	45	(0)	2,686
Non-current segment assets	35,301	15,358	11,406	3,019	154	3,288	0	68,527
Non-current assets not allocated to segments								13,406
Total non-current assets								84,618

Full year 2020 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN[1]	Other[1]	Eliminations	Total
Revenues third party, other revenue and other income	91	451	368	44,605	18	232	0	45,765
Revenues inter-segment	11,804	3,183	2,247	309	0	4	(17,547)	0
Net income/(loss) from equity accounted investments	0	(146)	0	31	163	5	0	53
Total revenues and other income	11,895	3,489	2,615	44,945	181	241	(17,547)	45,818
Purchases [net of inventory variation]	(0)	(72)	0	(38,072)	(0)	1	17,157	(20,986)
Operating, selling, general and administrative expenses	(2,829)	(1,439)	(1,313)	(5,060)	(215)	634	685	(9,537)
Depreciation, amortisation and net impairment losses	(5,546)	(3,471)	(3,824)	(1,453)	(1)	(939)	0	(15,235)
Exploration expenses	(423)	(2,071)	(990)	0	0	1	0	(3,483)
Total operating expenses	(8,798)	(7,054)	(6,127)	(44,586)	(216)	(304)	17,842	(49,241)
Net operating income/(loss)	3,097	(3,565)	(3,512)	359	(35)	(63)	296	(3,423)
Additions to PP&E, intangibles and equity accounted investments	4,851	2,609	1,068	190	31	1,013	0	9,762
Balance sheet information								
Equity accounted investments	3	1,125	0	92	1,017	25	0	2,262
Non-current segment assets [2]	37,733	17,835	12,586	4,368	3	4,132	0	76,657
Non-current assets not allocated to segments								13,704
Total non-current assets								92,623

1) Reclassified
2) Restated. For more information see note 7, Provisions, commitments, contingent liabilities and contingent assets

In the fourth quarter of 2021 Equinor recognised net impairment of USD 1,800 million of which USD 4 million was impairment of acquisition cost and signature bonus classified as exploration expenses. The line item Exploration expenses in the Consolidated statement of income also includes impairment of capitalised exploration well cost. For information regarding impairment of capitalised exploration well cost, see note 6 Property, plant and equipment and intangible assets.

In the E&P International segment the impairments were USD 1,777 million that mainly related to Mariner in UK caused by downward revision in the reserve estimates.

In the E&P USA segment the impairment was USD 33 million in the E&P USA – onshore area of which USD 4 million was impairment of acquisition cost and signature bonus classified as exploration expenses. The impairment was caused by downward revision in reserve estimate.

In the MMP and Other segments the net impairment reversal was USD 11 million.

For information on group impairment losses and reversals, see note 6 Property, plant and equipment and intangible assets.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

Non-current assets by country

(in USD million)	At 31 December 2021	At 30 September 2021[2]	At 31 December 2020[2]
Norway	**40,564**	42,001	44,311
USA	**12,323**	12,574	13,383
Brazil	**8,751**	8,611	8,359
UK	**2,096**	4,071	4,491
Azerbaijan	**1,654**	1,692	1,708
Canada	**1,403**	1,458	1,584
Russia	**1,235**	1,071	973
Angola	**948**	907	883
Algeria	**708**	757	808
Denmark	**536**	551	953
Other	**996**	1,338	1,465
Total non-current assets[1]	**71,213**	75,032	78,919

1) Excluding deferred tax assets, pension assets and non-current financial assets
2) Restated. For more information see note 7 Provisions, commitments, contingent liabilities and contingent assets.

Revenues from contracts with customers by geographical areas
When attributing the line item Revenues third party, other revenues and other income to the country of the legal entity executing the sale for the fourth quarter of 2021, Norway constitutes 84% and USA constitutes 10% of such revenues. For the fourth quarter of 2020, Norway and USA constituted 79% and 13% of such revenues, respectively.

For the full year of 2021, Norway constitutes 81% and the US constitutes 13% of such revenues. For the full year of 2020, Norway and the US constituted 80% and 14% of such revenues, respectively.

Revenues from contracts with customers and other revenues

Quarters				Full year	
Q4 2021	Q3 2021	Q4 2020	(in USD million)	2021	2020
10,784	9,749	6,015	Crude oil	38,307	24,509
15,199	6,111	2,503	Natural gas	28,050	7,213
13,990	5,341	2,100	- European gas	24,900	5,839
611	431	295	- North American gas	1,783	1,010
598	339	108	- Other incl. Liquefied natural gas	1,368	363
3,507	2,911	1,687	Refined products	11,473	6,534
2,675	2,233	1,499	Natural gas liquids	8,490	5,069
239	221	172	Transportation	921	1,083
425	128	365	Other sales	1,006	681
32,828	21,352	12,242	Revenues from contracts with customers	88,247	45,088
105	82	28	Taxes paid in-kind	345	93
(1,453)	243	(27)	Physically settled commodity derivatives	(1,075)	209
584	1,361	(442)	Gain/(loss) on commodity derivatives	951	108
61	72	74	Other revenues	276	256
(703)	1,759	(367)	Total other revenues	497	665
32,125	23,111	11,876	Revenues	88,744	45,753

3 Acquisitions and disposals

Divestments
Equinor Refining Denmark A/S
On 31 December 2021, Equinor Denmark A/S closed the transaction with the Klesch Group to sell 100% of the shares in Equinor Refining Denmark A/S (ERD). Klesch paid USD 48 million of the total estimated consideration at closing. ERD consists of the Kalundborg refinery and associated terminals and infrastructure. Following an impairment earlier in 2021, the disposal resulted in an immaterial loss. Prior to transaction closing, Equinor received USD 335 million in extraordinary dividend and repayment of paid-
in capital from ERD. Following the disposal a gain of USD 167 million has been recycled from Other comprehensive income (OCI) to the Consolidated statement of income in the line item Other income and has been reflected in the MMP segment.

Terra Nova
On 8 September 2021, Equinor closed the transaction with Cenovus and Murphy to sell 100% of its interest, which includes a release of any future obligations and liabilities, in the Terra Nova asset in offshore Canada. The transaction is accounted for in the E&P International segment. The consideration paid, the net carrying amount and the impact to the Consolidated statement of income is immaterial.

Bakken onshore unconventional field
On 26 April 2021, Equinor closed the transaction to divest its interests in the Bakken field in the US states of North Dakota and Montana to Grayson Mill Energy, backed by EnCap Investments for an estimated total consideration of USD 819 million, including interim period settlement, for which payment has been received in the first half of 2021. Post-closing settlement adjustments are ongoing, and the consideration will be final in early 2022. The asset was impaired in the first quarter of 2021. During the subsequent three quarters of 2021 insignificant losses were recorded and are presented in the line item Operating expenses in the Consolidated statement of income in the E&P USA segment.

10% of Dogger Bank Farm A and B
On 26 February 2021, Equinor closed the transaction with Eni to sell a 10% equity interest in the Dogger Bank Wind Farm A and B assets in the UK for a total consideration of GBP 206.4 million (USD 285 million), resulting in a gain of GBP 202.8 million (USD 280 million). After closing, the new overall shareholdings in Dogger Bank A and Dogger Bank B are SSE Renewables (40%), Equinor (40%), and Eni (20%). Equinor will continue to equity account for the remaining investment as a joint venture. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Non-operated interest in the Empire Wind and Beacon Wind assets on the US east coast
On 29 January 2021, Equinor closed the transaction with BP to sell 50% of the non-operated interests in the Empire Wind and Beacon Wind assets for a preliminary total consideration after interim period adjustments of USD 1.2 billion, resulting in a gain of USD 1.1 billion for the divested part, of which USD 500 million had been prepaid at the end of December 2020. Through this transaction, the two companies have established a strategic partnership for further growth within offshore wind in the USA. Following the transaction, Equinor remains the operator with a 50% interest. Equinor consolidated the assets until transaction closing, and thereafter the investments are classified as joint ventures and accounted for using the equity method. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Acquisitions
Wento
On 5 May 2021, Equinor completed a transaction to acquire 100% of the shares in Polish onshore renewables developer Wento from the private equity firm Enterprise Investors for a cash consideration of EUR 98 million (USD 117 million) after net cash adjustments. In addition, Equinor acquired a receivable of USD 3 million from Enterprise Investors towards investees. The assets and liabilities related to the acquired business have been recognised under the acquisition method. In the second quarter 2021, the acquisition resulted in an increase of Equinor's intangible assets of USD 46 million, goodwill of USD 59 million, deferred tax liability of USD 9 million and other net assets of USD 21 million. The goodwill reflects the expected synergies, competence and access to the Polish renewables market obtained in the acquisition. The transaction has been accounted for in the REN segment.

Held for sale
Equinor Energy Ireland Limited
In the fourth quarter of 2021, Equinor entered into an agreement with Vermilion Energy Inc (Vermilion) to sell Equinor's non-operated equity position in the Corrib gas project in Ireland. The transaction covers a sale of 100% of the shares in Equinor Energy Ireland Limited (EEIL). EEIL owns 36.5% of the Corrib field alongside the operator Vermilion (20%) and Nephin Energy (43.5%). Equinor and Vermilion have agreed a consideration of USD 434 million before closing adjustments and contingent consideration linked to 2022 production level and gas prices. The effective date for the transaction is 1 January 2022. Closing is expected during 2022.

10% of Dogger Bank Farm C
In the fourth quarter of 2021, Equinor entered into an agreement with Eni to sell a 10% interest in the Dogger Bank Wind Farm C project in the UK for a consideration of around GBP 70 million (USD 94 million). Eni has also entered into an agreement to purchase a 10% interest in Dogger Bank C from project partner SSE Renewables on the same terms. Once the transaction is complete, the new overall

shareholding in Dogger Bank C will be SSE Renewables (40%), Equinor (40%) and Eni (20%). Divestment is expected during the first quarter of 2022. The carrying amount of the interests to be disposed of is immaterial and are reported in the REN segment.

4 Financial items

Q4 2021	Quarters Q3 2021	Q4 2020	(in USD million)	Full year 2021	2020
(68)	88	(491)	Net foreign currency exchange gains/(losses)	47	(646)
37	43	(23)	Interest income and other financial items	152	298
(16)	(209)	402	Gains/(losses) on financial investments	(348)	456
(96)	(149)	27	Gains/(losses) other derivative financial instruments	(708)	448
(299)	(308)	(326)	Interest and other finance expenses	(1,223)	(1,392)
(443)	(536)	(410)	Net financial items	(2,080)	(836)

Gains/(losses) on other derivative financial instruments is a loss of USD 708 million in 2021, compared to a gain of USD 448 million in 2020, mainly due to increased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 2,600 million has been utilised as of 31 December 2021.

During 2021, Equinor recorded total lease payments of USD 1,341 million, of which USD 103 million were payment of interest and USD 1,238 million were down-payment of lease liabilities.

5 Income taxes

Q4 2021	Quarters Q3 2021	Q4 2020	(in USD million)	Full year 2021	2020
13,135	9,031	(1,400)	Income/(loss) before tax	31,583	(4,259)
(9,765)	(7,622)	(1,016)	Income tax	(23,007)	(1,237)
74.3%	84.4%	(72.6%)	Effective tax rate	72.8%	(29.0%)

The tax rate for the fourth quarter of 2021 and for the full year of 2021 was primarily influenced by high share of operating income from the Norwegian continental shelf with higher than average effective tax rate and losses recognised in countries with lower than average effective tax rates, partially offset by positive income in countries with unrecognised deferred tax assets. The tax rate also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the fourth quarter of 2020 and for the full year of 2020 was primarily influenced by losses including net impairments recognised in countries with unrecognised deferred taxes or in countries with lower than average tax rates. The tax rate was also influenced by currency effects in entities that are taxable in other currencies than the functional currency, partially offset by the temporary changes to Norway's petroleum tax system and changes in best estimates for uncertain tax positions.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Carrying amount at 31 December 2020 as reported	65,672	8,148
Impact of policy change[1]	2,836	1
Carrying amount at 31 December 2020 as restated	68,508	8,149
Additions through business combinations	4	116
Additions	5,484	262
Transfers	1,730	(1,730)
Disposals and reclassifications	(302)	(40)
Transferred to assets classified as held for sale	(296)	0
Expensed exploration expenditures and net impairment losses	-	(171)
Depreciation, amortisation and net impairment losses	(11,693)	(26)
Foreign currency translation effects	(1,359)	(108)
Carrying amount at 31 December 2021	62,075	6,452

1) See note 1 Organisation and basis of preparation and note 7 Provisions, commitments, contingent liabilities and contingent assets

Right-of-use (RoU) assets are included within property, plant and equipment with a net book value of USD 3,231 million per 31 December 2021. Additions to RoU assets amount to USD 468 million. Gross depreciation and net impairment of RoU assets amount to USD 1,262 million for the full year of 2021, of which depreciation costs of USD 320 million have been allocated to exploration and development activities and are presented net on the Depreciation, amortisation and net impairment losses and Additions lines in the table above.

Net impairments/(reversal) of impairments
For information on impairment losses and reversals per reporting segment, see note 2 Segments.

Fourth quarter (in USD million)	Property, plant and equipment		Intangible assets		Total	
	2021	2020	2021	2020	2021	2020
Producing and development assets	1,796	938	4	91	1,800	1,030
Goodwill	-	-	0	41	0	41
Other intangible assets	-	-	(0)	8	(0)	8
Acquisition costs related to oil and gas prospects	-	-	0	224	0	224
Total net impairment loss/(reversal) recognised	1,796	938	4	363	1,800	1,302

Full year (in USD million)	Property, plant and equipment		Intangible assets		Total	
	2021	2020	2021	2020	2021	2020
Producing and development assets	1,285	5,671	(2)	680	1,283	6,351
Goodwill	-	-	1	42	1	42
Other intangible assets	-	-	0	8	0	8
Acquisition costs related to oil and gas prospects	-	-	154	657	154	657
Total net impairment loss/(reversal) recognised	1,285	5,671	154	1,386	1,439	7,057

The net impairments have been recognised in the Consolidated statement of income as Depreciation, amortisation and net impairment losses and Exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts in the fourth quarter and full year of 2021 were mainly based on value in use.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

Changes to accounting assumptions
Management's future commodity price assumptions and currency assumptions are used for value in use impairment testing. The same assumptions are also used for evaluating investment opportunities, together with other relevant criteria, including among others robustness targets (value creation in lower commodity price scenarios). While there are inherent uncertainties in the assumptions, the commodity price assumptions as well as currency assumptions reflect management's best estimate of the price and currency development over the life of the Group's assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management's best estimate also takes into consideration a range of external forecasts.

Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy, future supply actions by OPEC+ and other factors. The management's analysis of the expected development in drivers for the different commodity markets and exchange rates resulted in changes in the long-term price assumptions with effect from the third quarter of 2021. The following price assumptions have been the basis for the impairment assessments.

All commodity prices are on a real 2021 basis, and comparables as per the fourth quarter of 2020 and up to the third quarter of 2021 are given in brackets.

For Brent blend, Equinor expects a price of 65 USD/bbl in 2025 (67 USD/bbl) then gradually an increase to a peak in 2030 before declining to 64 USD/bbl in 2040 (66 USD/bbl), and further down to below 60 USD/bbl in the 2050s. Price assumptions from 2025 are unchanged compared to year-end 2020.

For natural gas in the UK (NBP), we expect some volatility, where the trend is a decrease to 6.4 USD/mmbtu in 2030 (6.7 USD/mmbtu). From 2030, a flatter price-curve is expected, with the price gradually increasing to 7.7 USD/mmbtu in 2040 (8.0 USD/mmbtu). Beyond 2040, a declining price trend is foreseen as the energy transition is expected to impact the demand side. For 2050, the price is expected to be at the pre-2035 level of 7.0 USD/mmbtu (7.7 USD/mmbtu).

Henry Hub is expected to decrease to 3.2 USD/mmBtu in 2030 (3.3 USD/mmbtu) and 3.3 USD/mmbtu in 2040 (3.8 USD/mmbtu), a level that is expected to continue through the 2040s.

The electricity prices are expected to increase significantly in the future. Due to the increasing gas and CO_2 prices the electricity prices in Germany are by the end of fourth quarter expected to be 157 EUR/MWh in 2022 (61 EUR/MWh), the expectation for 2022 by the end of the third quarter was 77 EUR/MWh. In 2030 the prices are expected to be 58 EUR/MWh (43 EUR/MWh) and then rather flat towards 2050.

Climate considerations are included in the impairment calculations directly by estimating the CO_2 taxes in the cash flows. Indirectly, the expected effect of climate change is also included in the estimated commodity prices where supply and demand are considered. The prices also have effect on the estimated production profiles and economic cut-off of the projects. Furthermore, climate considerations are a part of the investment decisions following Equinor's strategy and commitments to the energy transition.

The EU ETS price has increased significantly from 56 EUR/tonne since the third quarter assessment and is expected to remain high, in the region of 80 EUR/tonne, for next couple of years. Then the price is expected to be 65 EUR/tonne (27.5 EUR/tonne) in 2030 and thereafter increasing to 100 EUR/tonne (41 EUR/tonne) in 2050. Norway's Climate Action Plan (Meld.St. 13 (2020-2021) which assumes a gradually increased CO_2 tax (the total of EU ETS + Norwegian CO_2 tax) in Norway to 2,000 NOK/tonne in 2030 is used for impairment calculations of Norwegian upstream assets.

Impairment calculations are based on what is considered to be best estimate. To reflect that carbon will have a cost for all our assets the current best estimate is considered to be EU ETS for countries outside EU where carbon is not already subject to taxation or where Equinor has not established specific estimates.

The long-term NOK currency exchange rates are expected to be unchanged. The NOK/USD rate from 2024 and onwards is kept at 8.50, the NOK/EUR at 10.0 and the USD/GBP rate at 1.35.

The Weighted Average Cost of Capital (WACC) rate is 5%. This rate is basically the interest rate used for upstream activities. For other business areas the discount rate will be determined based on a risk assessment. Typically, the rate will decrease for assets/projects where the revenue is secured by fixed fees or government grants.

7 Provisions, commitments, contingent liabilities and contingent assets and related parties

Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have decreased by USD 2,711 million to USD 17,417 million compared to year-end 2020, mainly due to increased discount rates, net decrease in estimates and divestments partially offset by additions. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

Restatement of ARO due to changes in the discount rate
The discount rate used in the calculation of ARO no longer includes Equinor's own credit risk element. See note 1 Organisation and basis of preparation for details about this change. The impact of this ARO calculation policy change on affected financial statement lines of previous quarters' Condensed interim financial statements is summarised in the table below. The changes affect the relevant balance sheet totals (Total non-current assets, Total assets, Total non-current liabilities, Total liabilities) correspondingly.

USD million Quarters	31.12.2019	31.03.2020	30.06.2020	30.09.2020	31.12.2020	31.03.2021	30.06.2021	30.09.2021
Provisions and other liabilities before restatement	17,951	14,763	18097	19,191	19,731	17,817	18,890	18,954
Impact of ARO policy change	1,798	6,233	4,083	3,617	2,837	2,244	1,958	1,751
Provisions and other liabilities after restatement	19,750	20,996	22,181	22,809	22,568	20,061	20,849	20,704
PPE before restatement	69,953	59,794	63,941	62,988	65,672	63,161	65,373	64,063
Impact of ARO policy change	1,798	6,233	4,083	3,617	2,836	2,243	1,958	1,750
PPE after restatement	71,751	66,027	68,025	66,605	68,508	65,406	67,331	65,813

Onerous contract
Due to significantly reduced expected use of a transportation agreement, Equinor provided for an onerous contract of USD 166 million in 2020. In the third quarter 2021, this provision has been settled resulting in a payment of the settled amount and reversal of the remaining amount of the provision. The reversal of the provision is reflected within Operating expenses in the Consolidated statement of income.

Supreme Court decision related to ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services)
In Brazil, the State of Rio de Janeiro in 2015 published a law whereby crude oil extraction would be subject to a 18% ICMS indirect tax, for which the Brazilian Industry Association challenged the law's constitutionality. In March 2021 the plenary of Brazil's Supreme Court declared the State of Rio de Janeiro's law to be unconstitutional, and the decision became final in May 2021. Following the Supreme Court's decision, Equinor evaluates the probability of any cash outflow in relation to the legal proceedings currently ongoing for the Roncador and Peregrino fields to be remote. The maximum exposure for Equinor is at year-end 2021 estimated at USD 460 million. As no provisions have previously been made in the matter, the Brazilian Supreme Court's decision does not impact Equinor's Condensed interim financial statements for the fourth quarter or the year 2021.

Redetermination process for Agbami field
Through its ownership in OML 128 in Nigeria, Equinor is a party to an ownership interest redetermination process for the Agbami field, which will reduce Equinor's ownership interest. A non-binding agreement for settlement of the redetermination was reached during the fourth quarter of 2018. The parties to the non-binding agreement have thereafter continued to work towards a final settlement and agreed-upon ownership percentage adjustment. In June 2021, Equinor paid a total of USD 822 million to two of the partners in the Agbami Unit. The payment covered outstanding amounts between the three parties as of 31 March 2021. Following the payment, an adjustment to the previous provision by USD 57 million was reflected in the E&P International segment under Other Revenue. The remaining Agbami redetermination related provision reflected in Trade and other payables in the Consolidated balance sheet at year end is immaterial.

Mineral rights dispute along the Missouri riverbank
Equinor produces minerals from wells in spacing units along the Missouri River in which ownership of the mineral rights associated with the near shore region up to the ordinary high-water mark has been disputed. As operator of wells in those units, Equinor has a right to part of the proceeds, and a responsibility to distribute the remainder of the proceeds from the production to the owners of the mineral rights. As the riverbank has moved continuously over time, updated river-surveys have resulted in interest claims from several parties, including the State of North Dakota, the United States, and private parties. During the second quarter of 2021, Equinor received updated title opinions reflecting the latest State survey that resulted in clarification among the main parties. Certain limited procedural matters remain, but Equinor's maximum exposure in the case was significantly reduced and at this stage is minor. Amounts reflected in the matter in the Consolidated balance sheet at 31 December 2021 and in the Consolidated statement of income during the fourth quarter and for the year 2021 are immaterial.

New Brazilian law creating uncertainty regarding certain tax incentives
In 2021, a law came into effect in Brazil in the State of Rio de Janeiro, requiring taxpayers that benefited from ICMS tax incentives (i.e. Repetro) to deposit 10% of the savings made from such benefits into a state fund. This law had slightly different features from a previous similar law effective in the period 2017 to 2020. Equinor is of the opinion that specific incentives relevant for the Roncador and Peregrino fields are not in scope of the new law, nor were they in scope of the previous one. However, during 2021, as State tax authorities in Rio de Janeiro may interpret the laws differently and require deposits to be paid with the addition of fines and interests, several legal actions to oppose such developments have been initiated by Equinor's peers and the Brazilian Petroleum and Gas Institute (IBP). So far, Equinor is party to two of the cases. At year-end 2021, the maximum exposure for Equinor in these various matters has been estimated to a total of USD 112 million, the main part of which will likely have to be deposited with the relevant authorities in 2022, to avoid losing ICMS tax incentives while litigation is ongoing. Equinor is of the opinion that the laws in question are unconstitutional, especially for Repetro incentives, and that this will be upheld in future legal proceedings. No amounts have consequently been provided for in the accounts.

During the normal course of its business, Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset in respect of such litigation and claims, cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Related parties
The line item Prepayments and Financial Receivables includes USD 435 million which represent a gross receivable from the Norwegian state under the Marketing Instruction in relation to the state's (SDFI) expected participation in the gas sales activities of a foreign subsidiary of Equinor. At year end 2020 the corresponding amount was USD 169 million.

8 Impact of the Covid-19 pandemic

During 2021, despite some challenges from personnel absences due to illness or quarantines, Equinor has only experienced immaterial effects of the pandemic from assets in operation, due to measures taken to maintain and secure safe production. The Covid-19 pandemic continues to impact Equinor's maintenance and development project portfolio world-wide with personnel limitation issues causing schedule delays and cost increases, especially regarding Equinor's Brazilian organisation as well as certain Norwegian development projects. The situation continues to be unpredictable and may have additional consequences for the progress and costs of our projects.

9 Subsequent events

On 8 February 2022, the board of directors proposed a cash dividend for the fourth quarter of 2021 of USD 0.20 per share and to introduce an extraordinary quarterly cash dividend of USD 0.20 per share for 4Q 2021 and for the first three quarters of 2022 (both subject to annual general meeting approval). The Equinor shares will trade ex-dividend 12 May 2022 on the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 13 May 2022 and payment date will be 27 May 2022.

On 8 February 2022, the Board announced an annual share buy-back programme for 2022 with up to USD 5.0 billion, including shares to be redeemed from the Norwegian State, subject to authorisation from the annual general meeting. The annual share buy-back programme is expected to be executed when Brent Blend oil price is in or above the range of 50-60 USD/bbl, Equinor's net debt to capital employed adjusted stays within the communicated ambition of 15-30 % and this is supported by commodity prices. The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled.

On 8 February 2022, the board of directors resolved the commencement of the first tranche of the share buy-back programme for 2022 of a total of USD 1.0 billion, including shares to be redeemed from the Norwegian State. The first tranche will end no later than 25 March 2022.

Supplementary disclosures

Operational data

Q4 2021	Quarters Q3 2021	Q4 2020	Change Q4 on Q4	Operational data	2021	Full year 2020	Change
				Prices			
79.7	73.5	44.2	80%	Average Brent oil price (USD/bbl)	**70.7**	41.7	70%
77.7	70.5	42.1	85%	E&P Norway average liquids price (USD/bbl)	**67.6**	37.4	81%
76.1	69.7	41.3	84%	E&P International average liquids price (USD/bbl)	**67.6**	38.1	77%
67.5	60.5	34.5	95%	E&P USA average liquids price (USD/bbl)	**58.3**	31.3	86%
75.9	69.2	40.6	87%	Group average liquids price (USD/bbl) [1]	**66.3**	36.5	82%
663	606	367	81%	Group average liquids price (NOK/bbl) [1]	**570**	343	66%
28.52	13.91	3.88	>100%	E&P Norway average internal gas price (USD/mmbtu) [9]	**14.43**	2.26	>100%
4.84	2.90	1.34	>100%	E&P USA average internal gas price (USD/mmbtu) [9]	**2.89**	1.32	>100%
28.76	12.82	5.04	>100%	Average invoiced gas prices - Europe (USD/mmbtu) [8]	**14.60**	3.58	>100%
4.97	3.23	1.99	>100%	Average invoiced gas prices - North America (USD/mmbtu) [8]	**3.22**	1.72	87%
6.0	5.2	0.4	>100%	Refining reference margin (USD/bbl) [2]	**4.0**	1.5	>100%
				Entitlement production (mboe per day)			
656	650	616	6%	E&P Norway entitlement liquids production	**643**	630	2%
200	203	222	(10%)	E&P International entitlement liquids production	**207**	236	(12%)
127	98	145	(12%)	E&P USA entitlement liquids production	**128**	163	(22%)
983	951	983	0%	Group entitlement liquids production	**978**	1,029	(5%)
813	695	698	17%	E&P Norway entitlement gas production	**721**	685	5%
38	27	45	(16%)	E&P International entitlement gas production	**40**	42	(6%)
179	182	187	(4%)	E&P USA entitlement gas production	**193**	181	6%
1,029	904	930	11%	Group entitlement gas production	**954**	908	5%
2,012	1,855	1,912	5%	Total entitlement liquids and gas production [3]	**1,931**	1,938	(0%)
				Equity production (mboe per day)			
656	650	616	6%	E&P Norway equity liquids production	**643**	630	2%
283	289	286	(1%)	E&P International equity liquids production	**291**	303	(4%)
137	109	166	(17%)	E&P USA equity liquids production	**142**	187	(24%)
1,076	1,048	1,068	1%	Group equity liquids production	**1,076**	1,120	(4%)
813	695	698	17%	E&P Norway equity gas production	**721**	685	5%
56	33	53	6%	E&P International equity gas production	**51**	49	5%
213	220	224	(5%)	E&P USA equity gas production	**231**	216	7%
1,082	948	975	11%	Group equity gas production	**1,003**	950	6%
2,158	1,996	2,043	6%	Total equity liquids and gas production [4]	**2,079**	2,070	0%
				REN power generation			
526	304	480	10%	Power generation (GWh)	**1,562**	1,662	(6%)

Exchange rates

Q4 2021	Quarters Q3 2021	Q4 2020	Change Q4 on Q4	Exchange rates	2021	Full year 2020	Change
0.1146	0.1141	0.1108	3%	NOK/USD average daily exchange rate	**0.1163**	0.1064	9%
0.1134	0.1139	0.1172	(3%)	NOK/USD period-end exchange rate	**0.1134**	0.1172	(3%)
8.7245	8.7612	9.0279	(3%)	USD/NOK average daily exchange rate	**8.5991**	9.4006	(9%)
8.8194	8.7788	8.5326	3%	USD/NOK period-end exchange rate	**8.8194**	8.5326	3%
1.1433	1.1788	1.1920	(4%)	EUR/USD average daily exchange rate	**1.1821**	1.1405	4%
1.1326	1.1579	1.2271	(8%)	EUR/USD period-end exchange rate	**1.1326**	1.2271	(8%)

Health, safety and the environment

Health, safety and the environment	Full year 2021	Full year 2020
Total recordable injury frequency (TRIF)	**2.4**	2.3
Serious Incident Frequency (SIF)	**0.4**	0.5
Oil and gas leakages (number of)[1]	**12**	11

Climate	Full year 2021	Full year 2020
Upstream CO2 intensity (kg CO2/boe)[2]	**7.0**	8.0

1) Number of leakages with rate above 0.1 kg/second during the past 12 months.
2) Total scope 1 emissions of CO2 (kg CO2) from exploration and production, divided by total production (boe).

Reconciliation of net operating income/(loss) to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the fourth quarter of 2021 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Net operating income/(loss)	**13,578**	14,858	(1,060)	550	(327)	(38)	(405)
Total revenues and other income	**(772)**	(80)	(50)	-	(640)	(0)	(1)
Changes in fair value of derivatives	**(173)**	(81)	36	-	(128)	-	-
Periodisation of inventory hedging effect	**(346)**	-	-	-	(346)	-	-
Over-/underlift	**(85)**	1	(86)	-	-	-	-
Gain/loss on sale of assets	**(168)**	-	0	-	(167)	-	(1)
Purchases [net of inventory variation]	**342**	-	-	-	2	-	340
Operational storage effects	**2**	-	-	-	2	-	-
Eliminations	**340**	-	-	-	-	-	340
Operating and administrative expenses	**39**	35	21	4	(33)	-	12
Over-/underlift	**52**	31	21	-	-	-	-
Other adjustments	**(21)**	4	-	-	(25)	-	-
Gain/loss on sale of assets	**16**	-	-	4	-	-	12
Provisions	**(8)**	-	-	-	(8)	-	-
Depreciation, amortisation and net impairment losses	**1,798**	-	1,777	29	(9)	-	(0)
Impairment	**1,798**	-	1,777	29	(9)	-	(0)
Exploration expenses	**4**	-	0	4	-	-	-
Impairment	**4**	-	0	4	-	-	-
Sum of adjustments to net operating income/(loss)	**1,411**	(45)	1,749	37	(680)	(0)	350
Adjusted earnings/(loss) [5]	**14,989**	14,813	688	587	(1,007)	(38)	(54)
Tax on adjusted earnings	**(10,592)**	(11,315)	(180)	(14)	911	8	(2)
Adjusted earnings/(loss) after tax [5]	**4,397**	3,498	508	574	(96)	(30)	(57)

Items impacting net operating income/(loss) in the fourth quarter of 2020 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International*	Exploration & Production USA	Marketing, Midstream & Processing	Renewables*	Other*
Net operating income/(loss)	**(989)**	1,803	(1,376)	(559)	(480)	(60)	(317)
Total revenues and other income	**240**	15	(41)	-	265	1	-
Changes in fair value of derivatives	**(50)**	-	-	-	(50)	-	-
Periodisation of inventory hedging effect	**315**	-	-	-	315	-	-
Impairment from associated companies	**1**	-	-	-	-	1	-
Over-/underlift	**(24)**	17	(41)	-	-	-	-
Gain/loss on sale of assets	**(3)**	(3)	-	-	-	-	-
Purchases [net of inventory variation]	**234**	-	-	-	(69)	-	303
Operational storage effects	**(69)**	-	-	-	(69)	-	-
Eliminations	**303**	-	-	-	-	-	303
Operating and administrative expenses	**(28)**	(18)	(29)	18	(2)	-	3
Over-/underlift	**(53)**	(18)	(35)	-	-	-	-
Other adjustments	**1**	-	1	(0)	-	-	-
Gain/loss on sale of assets	**21**	-	-	18	-	-	3
Provisions	**3**	-	5	-	(2)	-	0
Depreciation, amortisation and net impairment losses	**983**	41	72	211	638	-	22
Impairment	**983**	41	72	211	638	-	22
Exploration expenses	**317**	-	160	158	-	-	-
Impairment	**315**	-	157	158	-	-	-
Provisions	**3**	-	3	-	-	-	-
Sum of adjustments to net operating income/(loss)	**1,746**	38	161	387	832	1	327
Adjusted earnings/(loss) [5]	**756**	1,841	(1,215)	(172)	352	(59)	10
Tax on adjusted earnings	**(1,310)**	(1,133)	38	(0)	(215)	9	(9)
Adjusted earnings/(loss) after tax [5]	**(554)**	708	(1,178)	(172)	137	(50)	1

* Reclassified to reflect change to segment.

Items impacting net operating income/(loss) in the full year of 2021 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Net operating income/(loss)	**33,663**	30,471	326	1,150	1,141	1,245	(671)
Total revenues and other income	**(1,836)**	(339)	43	-	(155)	(1,381)	(4)
Changes in fair value of derivatives	**(146)**	(145)	36	-	(37)	-	-
Periodisation of inventory hedging effect	**49**	-	-	-	49	-	-
Impairment from associated companies	**4**	-	-	-	-	4	-
Over-/underlift	**(125)**	(194)	69	-	-	-	-
Gain/loss on sale of assets[1]	**(1,561)**	-	(5)	-	(167)	(1,385)	(4)
Provisions	**(57)**	-	(57)	-	-	-	-
Purchases [net of inventory variation]	**230**	-	-	-	(231)	-	461
Operational storage effects	**(231)**	-	-	-	(231)	-	-
Eliminations	**461**	-	-	-	-	-	461
Operating and administrative expenses	**(11)**	62	(32)	35	(87)	-	12
Over-/underlift	**23**	55	(32)	-	-	-	-
Other adjustments	**(43)**	7	-	-	(50)	-	-
Gain/loss on sale of assets	**47**	-	-	35	-	-	12
Provisions	**(37)**	-	-	-	(37)	-	-
Depreciation, amortisation and net impairment losses	**1,288**	(1,102)	1,587	69	718	-	17
Impairment	**2,963**	276	1,836	116	718	-	17
Reversal of impairment	**(1,675)**	(1,379)	(250)	(47)	-	-	-
Exploration expenses	**152**	7	101	44	-	-	-
Impairment	**175**	7	101	66	-	-	-
Reversal of impairment	**(22)**	-	-	(22)	-	-	-
Sum of adjustments to net operating income/(loss)[1]	**(177)**	(1,372)	1,698	147	245	(1,381)	485
Adjusted earnings/(loss) [5][1]	**33,486**	29,099	2,025	1,297	1,386	(136)	(185)
Tax on adjusted earnings[1]	**(23,445)**	(21,816)	(670)	(16)	(1,006)	23	40
Adjusted earnings/(loss) after tax [5][1]	**10,042**	7,283	1,355	1,281	379	(112)	(145)

1) REN and Group numbers are restated following a change in the policy for adjusted earnings. For more information, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Items impacting net operating income/(loss) in the full year of 2020 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables*	Other*
Net operating income/(loss)	**(3,423)**	3,097	(3,565)	(3,512)	359	(35)	233
Total revenues and other income	**90**	68	(194)	-	213	3	-
Changes in fair value of derivatives	**2**	6	-	-	(5)	-	-
Periodisation of inventory hedging effect	**224**	-	-	-	224	-	-
Impairment from associated companies	**3**	-	-	-	-	3	-
Over-/underlift	**(130)**	64	(194)	-	-	-	-
Gain/loss on sale of assets	**(9)**	(3)	-	-	(6)	-	-
Purchases [net of inventory variation]	**(168)**	-	-	-	127	-	(296)
Operational storage effects	**127**	-	-	-	127	-	-
Eliminations	**(296)**	-	-	-	-	-	(296)
Operating and administrative expenses	**378**	(39)	127	50	245	-	(4)
Over-/underlift	**70**	(39)	108	-	-	-	-
Change in accounting policy[1]	**1**	-	1	(0)	-	-	-
Gain/loss on sale of assets	**23**	-	-	20	-	-	3
Provisions	**285**	-	17	30	245	-	(7)
Depreciation, amortisation and net impairment losses	**5,715**	1,260	1,426	1,938	1,060	-	32
Impairment	**5,934**	1,260	1,473	2,109	1,060	-	32
Reversal of impairment	**(218)**	-	(47)	(171)	-	-	-
Exploration expenses	**1,345**	5	511	829	-	-	-
Impairment	**1,397**	5	508	885	-	-	-
Reversal of impairment	**(63)**	-	-	(63)	-	-	-
Provisions	**11**	-	4	7	-	-	-
Sum of adjustments to net operating income/(loss)	**7,361**	1,294	1,870	2,816	1,645	3	(268)
Adjusted earnings/(loss) [5]	**3,938**	4,391	(1,695)	(696)	2,004	(32)	(35)
Tax on adjusted earnings	**(3,014)**	(2,397)	347	(0)	(1,187)	8	215
Adjusted earnings/(loss) after tax [5]	**924**	1,994	(1,348)	(696)	817	(24)	180

* Reclassified to reflect change to segment.

Items impacting net operating income/(loss) in the third quarter of 2021 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Net operating income/(loss)	**9,567**	7,846	534	244	924	(27)	45
Total revenues and other income	**869**	(95)	105	-	864	(1)	(3)
Changes in fair value of derivatives	**71**	(44)	-	-	115	-	-
Periodisation of inventory hedging effect	**748**	-	-	-	748	-	-
Impairment from associated companies	**1**	-	-	-	-	1	-
Over-/underlift	**60**	(50)	110	-	-	-	-
Gain/loss on sale of assets	**(11)**	-	(5)	-	-	(2)	(3)
Purchases [net of inventory variation]	**(75)**	-	-	-	(42)	-	(33)
Operational storage effects	**(42)**	-	-	-	(42)	-	-
Eliminations	**(33)**	-	-	-	-	-	(33)
Operating and administrative expenses	**(78)**	(18)	(32)	16	(44)	-	-
Over-/underlift	**(50)**	(18)	(32)	-	-	-	-
Gain/loss on sale of assets	**16**	-	-	16	-	-	-
Provisions	**(44)**	-	-	-	(44)	-	-
Depreciation, amortisation and net impairment losses	**(531)**	(975)	(53)	11	485	-	(0)
Impairment	**543**	-	-	58	485	-	(0)
Reversal of Impairment	**(1,075)**	(975)	(53)	(47)	-	-	-
Exploration expenses	**19**	0	2	16	-	-	-
Impairment	**41**	0	2	39	-	-	-
Reversal of Impairment	**(22)**	-	-	(22)	-	-	-
Sum of adjustments to net operating income/(loss)	**204**	(1,087)	22	44	1,263	(1)	(36)
Adjusted earnings/(loss) [5]	**9,771**	6,760	556	288	2,187	(28)	9
Tax on adjusted earnings	**(6,994)**	(5,059)	(178)	(3)	(1,760)	6	(0)
Adjusted earnings/(loss) after tax [5]	**2,777**	1,700	378	285	428	(22)	9

Adjusted earnings after tax by reporting segment

	Quarters								
	Q4 2021			Q3 2021			Q4 2020*		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	14,813	(11,315)	3,498	6,760	(5,059)	1,700	1,841	(1,133)	708
E&P International	688	(180)	508	556	(178)	378	(1,215)	38	(1,178)
E&P USA	587	(14)	574	288	(3)	285	(172)	(0)	(172)
MMP	(1,007)	911	(96)	2,187	(1,760)	428	352	(215)	137
REN	(38)	8	(30)	(28)	6	(22)	(59)	9	(50)
Other	(54)	(2)	(57)	9	(0)	9	10	(9)	1
Total Equinor consolidation	14,989	(10,592)	4,397	9,771	(6,994)	2,777	756	(1,310)	(554)
Effective tax rates on adjusted earnings			70.7%			71.6%			173.2%

* REN and Other segment have been reclassified to reflect change to segments.

	Full year					
	2021*			2020**		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	29,099	(21,816)	7,283	4,391	(2,397)	1,994
E&P International	2,025	(670)	1,355	(1,695)	347	(1,348)
E&P USA	1,297	(16)	1,281	(696)	(0)	(696)
MMP	1,386	(1,006)	379	2,004	(1,187)	817
REN	(136)	23	(112)	(32)	8	(24)
Other	(185)	40	(145)	(35)	215	180
Total Equinor consolidation	33,486	(23,445)	10,042	3,938	(3,014)	924
Effective tax rates on adjusted earnings			70.0%			76.5%

* REN and Group numbers are restated following a change in the policy for adjusted earnings.
For more information, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

** REN and Other segment have been reclassified to reflect change to segments.

Reconciliation of adjusted earnings after tax to net income

| | Quarters | | Reconciliation of adjusted earnings after tax to net income (in USD million) | | | Full year |
Q4 2021	Q3 2021	Q4 2020			2021	2020
13,578	9,567	(989)	Net operating income/(loss)	A	33,663	(3,423)
10,033	7,880	844	Income tax less tax on net financial items	B	23,800	1,552
3,545	1,687	(1,834)	Net operating income after tax	C = A-B	9,862	(4,975)
1,411	204	1,746	Items impacting net operating income[1]	D	(177)[2]	7,361
559	(886)	466	Tax on items impacting net operating income	E	(356)[2]	1,462
4,397	2,777	(554)	Adjusted earnings after tax [5]	F = C+D-E	10,042 [2]	924
(443)	(536)	(410)	Net financial items	G	(2,080)	(836)
267	258	(171)	Tax on net financial items	H	793	315
3,370	1,409	(2,416)	Net income/(loss)	I = C+G+H	8,576	(5,496)

1) Represents the total adjustments to net operating income made to arrive at adjusted earnings (i.e., adjusted purchases, adjusted operating and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted exploration expenses, each of which are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).

2) Restated following a change in the policy for adjusted earnings. For more information, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Adjusted earnings MMP break down

Q4 2021	Quarters Q3 2021	Q4 2020	Change Q4 on Q4	Adjusted earnings break down (in USD million)	2021	Full year 2020	Change
(1,274)	1,972	226	N/A	Natural Gas Europe	**749**	1,199	(37%)
(31)	111	22	N/A	Natural Gas US	**118**	10	>100%
(15)	159	107	N/A	Liquids	**358**	891	(60%)
313	(55)	(3)	N/A	Other	**160**	(96)	N/A
(1,007)	2,187	352	N/A	Adjusted earnings MMP	**1,386**	2,004	(31%)

Adjusted exploration expenses

Q4 2021	Quarters Q3 2021	Q4 2020	Change Q4 on Q4	Adjusted exploration expenses (in USD million)	2021	Full year 2020	Change
114	108	101	13%	E&P Norway exploration expenditures	**522**	470	11%
97	12	94	3%	E&P International exploration expenditures	**369**	692	(47%)
59	31	25	>100%	E&P USA exploration expenditures	**136**	211	(35%)
269	151	220	22%[1]	Group exploration expenditures	**1,027**	1,371	(25%)[2]
(2)	62	969	N/A	Expensed, previously capitalised exploration expenditures	**19**	1,169	(98%)
(65)	(6)	65	N/A	Capitalised share of current period's exploration activity	**(194)**	(394)	(51%)
4	19	315	(99%)	Impairment (reversal of impairment)	**152**	1,337	(89%)
206	226	1,569	(87%)	Exploration expenses according to IFRS	**1,004**	3,483	(71%)
(4)	(19)	(317)	(99%)	Items impacting net operating income/(loss)[3]	**(152)**	(1,345)	(89%)
202	207	1,252	(84%)	Adjusted exploration expenses	**852**	2,138	(60%)

1) 14 wells with activity with 4 completed in the fourth quarter of 2021 compared to 20 wells with 8 completed in the fourth quarter of 2020.
2) 31 wells with activity with 21 completed in 2021 compared to 46 wells with activity with 34 completed in 2020.
3) For items impacting net operating income/(loss), see Reconciliation of net operating income/(loss) to adjusted earnings in the Supplementary disclosures.

Calculated ROACE

Calculated ROACE based on Adjusted earnings after tax and capital employed [5] (in USD million, except percentages)	31 December 2021	2020
Adjusted earnings after tax (A)	**10,042**	924
Average capital employed adjusted (B)	**44,153**	51,823
Calculated ROACE based on Adjusted earnings after tax and capital employed (A/B)	**22.7%**	1.8%

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 31 December 2021	At 30 September 2021	At 31 December 2020
Shareholders' equity		**39,010**	37,018	33,873
Non-controlling interests		**14**	16	19
Total equity	A	**39,024**	37,034	33,892
Current finance debt and lease liabilities		**6,386**	4,086	5,777
Non-current finance debt and lease liabilities		**29,854**	30,464	32,338
Gross interest-bearing debt	B	**36,239**	34,549	38,115
Cash and cash equivalents		**14,126**	13,815	6,757
Current financial investments		**21,246**	15,032	11,865
Cash and cash equivalents and financial investment	C	**35,372**	28,847	18,621
Net interest-bearing debt [10]	B1 = B-C	**867**	5,703	19,493
Other interest-bearing elements [1]		**2,369**	1,173	627
Normalisation for cash-build up before tax payment (50% of Tax Payment) [2]		**-**	2,492	-
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5]	B2	**3,236**	9,368	20,121
Lease liabilities		**3,562**	3,755	4,405
Net interest-bearing debt adjusted [5]	B3	**(326)**	5,613	15,716
Calculation of capital employed [5]				
Capital employed	A+B1	**39,891**	42,737	53,385
Capital employed adjusted, including lease liabilities	A+B2	**42,259**	46,402	54,012
Capital employed adjusted	A+B3	**38,697**	42,647	49,608
Calculated net debt to capital employed [5]				
Net debt to capital employed	(B1)/(A+B1)	**2.2%**	13.3%	36.5%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	**7.7%**	20.2%	37.3%
Net debt to capital employed adjusted	(B3)/(A+B3)	**-0.8%**	13.2%	31.7%

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.

2) Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses.
- **Adjusted earnings after tax** – equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

- **Return on average capital employed after tax (ROACE)** – this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures. Average capital employed adjusted at 31 December 2021 is calculated as the average of the capital employed adjusted at 31 December 2021 and at 31 December 2020 as presented in the table Calculation of capital employed and net debt to capital employed ratio earlier in this report. For a reconciliation for adjusted earnings after tax, see Reconciliation of net operating income/(loss) to adjusted earnings as presented earlier in this report.
- **Capital employed adjusted –** this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted.
- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI.
- **Net debt to capital employed**, **Net debt to capital employed adjusted, including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement.

- **Organic capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD 2.2 billion in the fourth quarter of 2021. Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and other investments with significant different cash flow pattern. In the fourth quarter of 2021, a total of USD 0.1 billion is excluded in the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty.
- **Gross capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in the financial statements, including Equinor's proportionate share of capital expenditures in equity accounted investments not included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
- **Free cash flow for the fourth quarter of 2021** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 18.0 billion), taxes paid (negative USD 6.7 billion), capital expenditures and investments (negative USD 2.2 billion), (increase)/decrease in other items interest-bearing (USD 0.2 billion), proceeds from sale of assets and businesses (USD 0.1 billion), dividend paid (negative USD 0.6 billion) and share buy-back (negative USD 0.2 billion), resulting in a free cash flow of USD 8.6 billion in the fourth quarter of 2021.
- **Free cash flow for the full year of 2021** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 42.0 billion), taxes paid (negative USD 8.6 billion), cash used in business combinations (negative USD 0.1 billion), capital expenditures and investments (negative USD 8.0 billion), (increase)/decrease in other items interest-bearing (USD 0.0 billion), proceeds from sale of assets and businesses (USD 1.9 billion), dividend paid (negative USD 1.8 billion) and share buy-back (negative USD 0.3 billion), resulting in a free cash flow of USD 25.0 billion in the full year of 2021.

Amended principles for adjusted earnings with effect from the third quarter of 2021:

With effect from the third quarter of 2021 Equinor has changed its policy for how gain or loss from sales of assets are to be recognised in Adjusted earnings for the Renewables segment. With effect from the first quarter of 2021 such gain or loss was included as part of the adjusted earnings performance measure, while as of the third quarter of 2021 such gain or loss will be excluded. This is in accordance with the policy prior to the first quarter of 2021 for the adjusted earnings performance measure for the segment. The change in policy for the adjusted earnings performance measure does not impact the other reporting segments, where such gain or loss already are excluded from the adjusted earnings performance measure. The policy has been retrospectively applied, but with no impact on the comparable numbers for 2020.

The change in policy for gain or loss from sales of assets on the Renewables segment are made in order to ensure consistent presentation of gain or loss from sale of assets between reporting segments in the adjusted earnings performance measure.

Impact of policy change Renewables segment	As reported Q1 2021	Impact Q1 2021	Restated Q1 2021	As reported First half 2021	Impact First half 2021	Restated First half 2021
Adjusted total revenues and other income	1,384	(1,382)	**2**	1,386	(1,382)	**3**
Adjusted earnings [5]	1,344	(1,382)	**(38)**	1,313	(1,382)	**(70)**
Adjusted earnings after tax [5]	1,339	(1,373)	**(34)**	1,312	(1,373)	**(61)**

Impact of policy change Equinor group	As reported Q1 2021	Impact Q1 2021	Restated Q1 2021	As reported First half 2021	Impact First half 2021	Restated First half 2021
Adjusted total revenues and other income	17,287	(1,382)	**15,945**	34,500	(1,382)	**33,118**
Adjusted earnings [5]	5,467	(1,382)	**4,085**	10,109	(1,382)	**8,726**
Adjusted earnings after tax [5]	2,662	(1,373)	**1,289**	4,240	(1,373)	**2,867**

No other periods or line items were affected by the policy change.

Adjusted earnings adjust for the following items:

- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period.
- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the derivatives market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made.
- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on several factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers.
- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
- **Eliminations (Internal unrealised profit on inventories)**: Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e., level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period.

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2020 Annual Report and Form 20-F.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations, including with respect to the Covid-19 pandemic, its impacts, consequences and risks and Equinor's response to it; the commitment to develop as a broad energy company; the ambition to be a leader in the energy transition and reduce net group-wide greenhouse gas emissions by 50% by 2030; future financial performance, including cash flow and liquidity; accounting policies; the ambition to grow cash flow and returns; plans to improve return on average capital employed (ROACE) and competitive capital distribution; expectations regarding returns from Equinor's oil and gas portfolio; plans to develop fields and increase gas exports; plans for renewables production capacity and investments in renewables; expectations regarding development of renewables projects, CCUS and hydrogen businesses; market outlook and future economic projections and assumptions, including commodity price assumptions; organic capital expenditures through 2025; estimates regarding production; the ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of the uncertainty regarding demand created by the Covid-19 pandemic and oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in particular in light of quarantine rules and social distancing requirements triggered by the Covid-19 pandemic; health, safety and environmental risks; impact of the Covid-19 pandemic; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; reputational damage; exercise of ownership by the Norwegian state; an inability to attract and retain personnel; risks related to implementing a new corporate structure; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (including section 2.12 Risk review - Risk factors thereof). Equinor's 2020 Annual Report and Form 20-F is available at Equinor's website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

END NOTES

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. These are **non-GAAP figures.** See Use and reconciliation of non-GAAP financial measures in the report for more details. For ROACE, see table Calculated ROACE in the Supplementary disclosures for more details.

6. Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures are refunded by the State. The Minister of Trade, Industry and Fisheries took over the constitutional responsibility for following-up of the Norwegian State's ownership in Equinor with effect from 1 July 2021. The responsibility for the Norwegian State's shareholding in Equinor was transferred from the Ministry of Petroleum and Energy to the Ministry of Trade, Industry and Fisheries on 1 January 2022.

7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8. The group's **average invoiced gas prices** include volumes sold by the MMP segment.

9. The internal **transfer price** paid from the MMP segment to the E&P Norway and E&P USA segments.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-bearing debt.